MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE PERIOD ENDED JUNE 30, 2017

Analysis (“MD&A”) should be read in conjunction with the condensed consolidated interim financial statements of Endeavour Silver Corp. (“Endeavour” or “the Company”) for the three months ended March 31, 2017 and the related notes contained therein, which are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). In addition, the following should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2016 and the related MD&A. We use certain non-IFRS financial measures in this MD&A as described under “Non-IFRS Measures”. Additional information relating to the Company, including the most recent Annual Information Form (the “Annual Information Form”), is available on SEDAR at www.sedar.com, and the Company’s most recent annual report on Form 40-F has been filed with the U.S. Securities and Exchange Commission (the “SEC”). This MD&A contains “forward-looking statements” that are subject to risk factors set out in a cautionary note contained herein. All dollar amounts are expressed in United States (“U.S.”) dollars and tabular amounts are expressed in thousands of U . S . dollars unless otherwise indicated. This MD&A is dated as of August 2, 2017 and all information contained is current as of August 2, 2017 unless otherwise stated.

Cautionary Note to U.S. Investors concerning Estimates of Mineral Reserves and Measured, Indicated and Inferred Mineral Resources:

This MD&A has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of U.S. securities laws. The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”)- CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended. These definitions differ materially from the definitions in SEC Industry Guide 7 under the U.S. Securities Act of 1933, as amended.

Under SEC Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into SEC Industry Guide 7 reserves. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable. Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC Industry Guide 7 standards as in place tonnage and grade without reference to unit measures.

Accordingly, information contained in this MD&A contains descriptions of Endeavour’s mineral deposits that may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the U.S. federal securities laws and the rules and regulations thereunder, including SEC Industry Guide 7.

609 Granville Street, Suite 1130, PO Box #10328, Vancouver, B.C., Canada V7Y 1G5
Phone: 604.685.9775 | Fax: 604.685.9744| Toll Free: 1.877.685.9775 Email: info@edrsilver.com
www.edrsilver.com

MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE PERIOD ENDED JUNE 30, 2017

Forward-Looking Statements

This MD&A contains “forward-looking statements” within the meaning of the U.S. Securities Litigation Reform Act of 1995, as amended and “forward-looking information” within the meaning of applicable Canadian securities legislation. Such forward-looking statements and information include, but are not limited to, statements regarding Endeavour’s anticipated performance in 2017, including silver and gold production, timing and expenditures to develop new silver mines and mineralized zones, silver and gold grades and recoveries, cash costs per ounce, capital expenditures and sustaining capital. Forward-looking statements are frequently characterized by words such as “plan”, “expect”, “forecast”, “project”, ”intend”, ”believe”, ”anticipate”, “outlook” and other similar words, or statements that certain events or conditions “may” or “will” occur. Forward- looking statements are based on the opinions and estimates of management at the dates the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements.

The Company does not intend to, and does not assume any obligation to, update such forward-looking statements or information, other than as required by applicable law. Forward-looking statements or information involve known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company and its operations to be materially different from those expressed or implied by such statements. Such factors include, among others: fluctuations in the prices of silver and gold, fluctuations in the currency markets (particularly the Mexican peso, Canadian dollar and U.S. dollar); changes in national and local governments, legislation, taxation, controls, regulations and political or economic developments in Canada and Mexico; operating or technical difficulties in mineral exploration, development and mining activities; risks and hazards of mineral exploration, development and mining (including, but not limited to environmental hazards, industrial accidents, unusual or unexpected geological conditions, pressures, cave-ins and flooding); inadequate insurance, or inability to obtain insurance; availability of and costs associated with mining inputs and labour; the speculative nature of mineral exploration and development, diminishing quantities or grades of mineral reserves as properties are mined; the ability to successfully integrate acquisitions; risks in obtaining necessary licenses and permits, and challenges to the Company’s title to properties; as well as those factors described under “Risk Factors” in the Company’s Annual Information Form. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or information, there may be other factors that cause results to be materially different from those anticipated, described, estimated, assessed or intended. There can be no assurance that any forward-looking statements or information will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements or information. Accordingly, readers should not place undue reliance on forward-looking statements or information.

Qualified Person

The scientific and technical information contained in this MD&A relating to the Company’s mines and mineral projects has been reviewed and approved by Godfrey Walton, M.Sc., P.Geo., President and Chief Operating Officer of Endeavour, a Qualified Person within the meaning of NI 43-101.

Table of Contents

Operating Highlights	Page 3	Consolidated Financial Results	Page 18
Consolidated Operations	Page 4	Non IFRS Measures	Page 20
Guanaceví Operations	Page 7	Quarterly Results and Trends	Page 27
Bolañitos Operations	Page 9	Annual Outlook	Page 31
El Cubo Operations	Page 11	Liquidity and Capital Resources	Page 33
Development Activities	Page 13	Changes in Accounting Policies	Page 38
Exploration Results	Page 17	Controls and Procedures	Page 40

2

Three Months Ended June 30			Q2 2017 Highlights	Six Months Ended June 30
2017	2016	% Change		2017	2016	% Change
Production
1,143,788	1,551,851	(26%)	Silver ounces produced	2,220,762	3,061,916	(27%)
13,058	15,649	(17%)	Gold ounces produced	24,782	31,609	(22%)
1,116,799	1,511,109	(26%)	Payable silver ounces produced	2,170,909	2,984,791	(27%)
12,756	15,200	(16%)	Payable gold ounces produced	24,215	30,718	(21%)
2,057,848	2,725,526	(24%)	Silver equivalent ounces produced(1)	3,955,502	5,274,546	(25%)
8.36	5.37	56%	Cash costs per silver ounce(2)(3)	8.09	6.49	25%
12.02	8.30	45%	Total production costs per ounce(2)(4)	11.83	9.61	23%
20.46	10.53	94%	All-in sustaining costs per ounce(2)(5)	19.38	10.82	79%
303,943	377,198	(19%)	Processed tonnes	607,165	785,751	(23%)
84.01	73.01	15%	Direct production costs per tonne(2)(6)	79.90	73.66	8%
12.10	9.94	22%	Silver co-product cash costs (7)	12.05	10.41	16%
896	774	16%	Gold co-product cash costs (7)	878	823	7%
Financial
32.7	44.5	(27%)	Revenue ($ millions)	69.1	86.0	(20%)
988,821	1,493,790	(34%)	Silver ounces sold	2,224,415	3,005,109	(26%)
12,294	15,364	(20%)	Gold ounces sold	23,584	30,619	(23%)
17.16	16.54	4%	Realized silver price per ounce	17.51	15.86	10%
1,270	1,289	(1%)	Realized gold price per ounce	1,275	1,254	2%
(0.0)	1.7	(101%)	Net earnings (loss) ($ millions)	6.0	3.5	71%
5.5	12.9	(58%)	Mine operating earnings (loss) ($ millions)	13.3	19.2	(31%)
8.8	17.3	(49%)	Mine operating cash flow(8) ($ millions)	20.8	28.7	(28%)
4.4	9.4	(53%)	Operating cash flow before working capital changes (9)	13.3	16.8	(21%)
3.7	10.1	(64%)	Earnings before ITDA (10)	12.6	18.8	(33%)
75.2	72.1	4%	Working capital ($ millions)	75.2	72.1	4%
Shareholders
0.00	0.01	100%	Earnings (loss) per share – basic	0.05	0.03	67%
0.03	0.08	(59%)	Operating cash flow before working capital changes per share (9)	0.10	0.15	(33%)
127,318,926	113,236,504	12%	Weighted average shares outstanding	127,207,961	108,941,454	17%

(1)	Silver equivalents are calculated using a 70:1 ratio. 2016 Silver equivalents have been restated from 75:1 to 70:1 for comparative purposes
(2)

The Company reports non-IFRS measures which include cash costs net of by-products on a payable silver basis, total production costs per ounce, all-in sustaining costs per ounce and direct production costs per tonne, in order to manage and evaluate operating performance at each of the Company’s mines. These measures, some established by the Silver Institute (Production Cost Standards, June 2011), are widely used in the silver mining industry as a benchmark for performance, but do not have a standardized meaning. These measures are reported on a production basis. See Reconciliation to IFRS on page 20.

(3)

Cash costs net of by-products per payable silver ounce include mining, processing (including smelting, refining, transportation and selling costs), and direct overhead, net of gold credits. See Reconciliation to IFRS on page 22.

(4)

Total production costs per ounce include mining, processing (including smelting, refining, transportation and selling costs), direct overhead, amortization, depletion and amortization at the operation sites. See Reconciliation to IFRS on page 22.

(5)

All-in sustaining cost per ounce include mining, processing (including smelting, refining, transportation and selling costs), direct overhead, corporate general and administration, on-site exploration, share-based compensation, reclamation and sustaining capital net of gold credits. See Reconciliation to IFRS on page 24.

(6)

Direct production costs per tonne include mining, processing (including smelting, refining, transportation and selling costs) and direct overhead at the operation sites. See Reconciliation to IFRS on page 22.

(7)

Silver co-product cash cost and gold co-product cash cost include mining, processing (including smelting, refining, transportation and selling costs), and direct overhead allocated on pro-rated basis of realized metal value. See Reconciliation to IFRS on page 25.

(8)

Mine operating cash flow is calculated by adding back amortization, depletion, inventory write downs and share-based compensation to mine operating earnings. Mine operating earnings and mine operating cash flow are before taxes. See Reconciliation to IFRS on page 20.

(9)	See Reconciliation to IFRS on page 21 for the reconciliation of operating cash flow before working capital changes and the operating cash flow before working capital changes per share.
(10)	See Reconciliation of Earnings before interest, taxes, depreciation and amortization on page 21.

The above highlights are key measures used by management, however they should not be the sole measures used in determining the performance of the Company’s operations.

3

REVIEW OF OPERATING RESULTS

The Company is engaged in silver mining and related activities including property acquisition, exploration, development, mineral extraction, processing, refining and reclamation. The Company operates the Guanaceví, Bolañitos and El Cubo mines in Mexico. In addition, the Company is advancing three exploration and development projects in Mexico, including the Company’s high-grade discovery on the Terronera property in Jalisco state, the permitted El Compas property and the leased La Plata plant in Zacatecas state, and the prospective Parral properties in Chihuahua state.

Consolidated Production Results for the Three Months and Six Months Ended June 30, 2017 and 2016

Three Months Ended June 30			CONSOLIDATED	Six Months Ended June 30
2017	2016	% Change		2017	2016	% Change
303,943	377,198	(19%)	Ore tonnes processed	607,165	785,751	(23%)
135	148	(9%)	Average silver grade (gpt)	131	143	(8%)
86.6	86.2	0%	Silver recovery (%)	86.7	84.6	3%
1,143,788	1,551,851	(26%)	Total silver ounces produced	2,220,762	3,061,916	(27%)
1,116,799	1,511,109	(26%)	Payable silver ounces produced	2,170,909	2,984,791	(27%)
1.58	1.58	(0%)	Average gold grade (gpt)	1.50	1.53	(2%)
84.6	81.9	3%	Gold recovery (%)	84.8	81.6	4%
13,058	15,649	(17%)	Total gold ounces produced	24,782	31,609	(22%)
12,756	15,200	(16%)	Payable gold ounces produced	24,215	30,718	(21%)
2,057,848	2,725,526	(24%)	Silver equivalent ounces produced(1)	3,955,502	5,274,546	(25%)
8.36	5.37	56%	Cash costs per silver ounce(2)(3)	8.09	6.49	25%
12.02	8.30	45%	Total production costs per ounce(2)(4)	11.83	9.61	23%
20.46	10.53	94%	All in sustaining cost per ounce (2)(5)	19.38	10.82	79%
84.01	73.01	15%	Direct production costs per tonne(2)(6)	79.90	73.66	8%
12.10	9.94	22%	Silver co-product cash costs (7)	12.05	10.41	16%
896	774	16%	Gold co-product cash costs (7)	878	823	7%

(1)	Silver equivalents are calculated using a 70:1 ratio. 2016 Silver equivalents have been restated from 75:1 to 70:1 for comparative purposes
(2)

The Company reports non-IFRS measures which include cash costs net of by-products on a payable silver basis, total production costs per ounce, all-in sustaining costs per ounce and direct production costs per tonne, in order to manage and evaluate operating performance at each of the Company’s mines. These measures, some established by the Silver Institute (Production Cost Standards, June 2011), are widely used in the silver mining industry as a benchmark for performance, but do not have a standardized meaning. These measures are reported on a production basis. See Reconciliation to IFRS on page 20.

(3)

Cash costs net of by-products per payable silver ounce include mining, processing (including smelting, refining, transportation and selling costs), and direct overhead, net of gold credits. See Reconciliation to IFRS on page 22.

(4)

Total production costs per ounce include mining, processing (including smelting, refining, transportation and selling costs), direct overhead, amortization, depletion and amortization at the operation sites. See Reconciliation to IFRS on page 22.

(5)

All-in sustaining costs per ounce include mining, processing (including smelting, refining, transportation and selling costs), direct overhead, corporate general and administration, on-site exploration, share-based compensation, reclamation and sustaining capital net of gold credits. See Reconciliation to IFRS on page 24.

(6)

Direct production costs per tonne include mining, processing (including smelting, refining, transportation and selling costs) and direct overhead at the operation sites. See Reconciliation to IFRS on page 22.

(7)

Silver co-product cash cost and gold co-product cash cost include mining, processing (including smelting, refining, transportation and selling costs), and direct overhead allocated on pro-rated basis of realized metal value. See Reconciliation to IFRS on page 25.

4

Consolidated Production

Three months ended June 30, 2017 (compared to the three months ended June 30, 2016)

Consolidated silver production during Q2, 2017 was 1,143,788 ounces (oz), a decrease of 26% compared to 1,551,851 oz in Q2, 2016, and gold production was 13,058 oz, a decrease of 17% compared to 15,649 oz in Q2, 2016. Plant throughput was 303,943 tonnes at average grades of 135 grams per tonne (gpt) silver and 1.58 gpt gold, compared to 377,198 tonnes grading 148 gpt silver and 1.58 gpt gold in Q2, 2016. Metal production decreased due to lower throughput and grades, partially offset by higher recoveries.

Production was down-quarter-on quarter due to our decisions in January 2016 to significantly reduce spending on exploration and development, which reduced our mine access to ore areas and therefore metal production. We reversed those decisions at the end of the second quarter 2016 and restarted our exploration and development programs to once again expand resources and access reserves.

Six months ended June 30, 2017 (compared to the six months ended June 30, 2016)

Consolidated silver production during 2017 was 2,220,762 oz, a decrease of 27% compared to 3,061,916 oz in 2016, and gold production was 24,782 oz, a decrease of 22% compared to 31,609 oz in 2016. Plant throughput was 607,165 tonnes at average grades of 131 gpt silver and 1.50 gpt gold, compared to 785,751 tonnes grading 143 gpt silver and 1.53 gpt gold in 2016. Metal production decreased due to lower throughput and grades, partially offset by higher recoveries.

Production was down year-on year due to our decisions in January 2016 to significantly reduce spending on exploration and development, which reduced our mine access to ore areas and therefore metal production. We reversed those decisions at the end of the second quarter 2016 and restarted our exploration and development programs to once again expand resources and access reserves.

5

Production for the first six months was lower than the Company’s 2017 guidance. Second quarter production was an improvement over the first quarter due primarily to higher tonnes and/or grades from the Bolañitos and El Cubo mines. Both mines are now performing in line with their operating plans for the year, whereas Guanaceví continues to lag behind plan. Slower than planned mine development due to narrower vein widths than in the resource model resulted in lower mine output than planned. An internal review has been completed and determined vein widths within the current workings are expected to continue for the remainder of the year. Management will continue to closely monitor the operating performance at Guanaceví. Returning Guanaceví to long-term profitability lies in developing two new orebodies, Milache and Santa Cruz Sur. Underground ramp access is already underway towards Milache and initial production is expected in the second half of 2018. Mine development at Santa Cruz Sur is scheduled to commence this quarter with initial production scheduled for the first half of 2018.

In January, management guided 2017 production at Guanaceví to range between 2.4 to 2.6 million silver oz and 5,300 to 6,300 gold oz. Due to the narrower widths, management estimates production to range from 800 to 900 tonnes per day, generating 1.0 to 1.1 million silver oz and 2,100 to 2,200 gold oz in the second half of 2017. This change in estimate results in Guanaceví 2017 forecast production to be 2.0 to 2.1 million oz and 4,400 to 4,500 gold oz.

Consolidated Operating Costs

Three months ended June 30, 2017 (compared to the three months ended June 30, 2016)
Direct production costs per tonne in Q2, 2017 increased 15% compared with Q2, 2016. Reduced mining activity was offset by cost reductions and the benefits of a lower Mexican peso. Cash costs rose 56% on a consolidated basis due to the higher costs per tonne and lower silver grades. All-in sustaining costs rose as a result of management significantly increasing capital investments for the long-term benefit of Guanaceví and El Cubo after a two-year period of reduced capital investment to maximize cash flow and ensure the viability of its operations during low silver and gold prices.

Six months ended June 30, 2017 (compared to the six months ended June 30, 2016)
Direct production costs per tonne in 2017 increased 8% compared with Q2, 2016. Reduced mining activity was offset by cost reductions and the benefits of a lower Mexican peso. Cash costs rose 25% on a consolidated basis due to the higher costs per tonne and lower silver grades. All-in sustaining costs rose as a result of management significantly increasing capital investments for the long-term benefit of Guanaceví and El Cubo after a two-year period of reduced capital investment to maximize cash flow and ensure the viability of its operations during low silver and gold prices.

Using the 2017 annual guidance assumptions of $17 per oz silver price, $1,190 per oz gold price, and 20:1 Mexican peso per U.S. dollar exchange rate, cash costs, net of gold by-product credits, are now expected to be $7.00 to $8.00 per oz of silver produced in 2017. Consolidated cash costs on a co-product basis are anticipated to be $10.75 to $11.75 per oz silver and $825 to $900 per oz gold.

All-in sustaining costs of production, net of gold by-product credits, in accordance with the World Gold Council standard, are estimated to be $15.25 to $16.25 per oz of silver produced in 2017. When non-cash items such as stock-based compensation are excluded, all-in sustaining costs of production are estimated to be in the $14.75 to $15.75 per oz range. Direct operating costs are estimated to be in the range of $75 to $80 per tonne.

6

Guanaceví Operations

The Guanaceví operation is currently mining high-grade ore from three underground silver-gold mines along a five kilometre (km) length of the prolific Santa Cruz vein. Guanaceví provides steady employment for 554 people and engages 402 contractors.

The Guanaceví mine continues to lag behind plan. A combination of slower mine development due to narrower vein widths than in the resource model and pump failures due to power overloads causing flooding in some working areas contributed to lower than planned mine output. An internal review has been completed and determined vein widths within the current workings are expected to continue for the remainder of the year.

In January, management guided Guanaceví 2017 production to range between 2.4 to 2.6 million silver oz and 5,300 to 6,300 gold oz. Due to the narrower widths, management estimates production to range from 800-900 tonnes per day, generating 1.0 to 1.1 million silver ounces and 2,100 to 2,200 gold ounces in the second half of 2017.This change in estimate results in Guanaceví 2017 forecast production to be 2.0 -2.1 million ounces and 4,400 to 4,500 gold ounces.

Production Results for the Three Months and Six Months Ended June 30, 2017 and 2016

Three Months Ended June 30			GUANACEV¥	Six Months Ended June 30
2017	2016	% Change		2017	2016	% Change
74,984	98,756	(24%)	Ore tonnes processed	162,583	197,532	(18%)
219	232	(6%)	Average silver grade (g/t)	216	241	(10%)
88.8	85.4	4%	Silver recovery (%)	88.5	83.7	6%
468,741	629,221	(26%)	Total silver ounces produced	999,424	1,280,952	(22%)
468,753	625,384	(25%)	Payable silver ounces produced	998,424	1,275,065	(22%)
0.50	0.49	2%	Average gold grade (g/t)	0.50	0.52	(4%)
89.5	87.7	2%	Gold recovery (%)	86.9	88.8	(2%)
1,079	1,365	(21%)	Total gold ounces produced	2,271	2,933	(23%)
1,077	1,357	(21%)	Payable gold ounces produced	2,267	2,920	(22%)
544,271	731,596	(26%)	Silver equivalent ounces produced(1)	1,158,394	1,486,262	(22%)
14.94	10.82	38%	Cash costs per silver ounce(2)(3)	13.83	9.43	47%
21.63	13.87	56%	Total production costs per ounce(2)(4)	20.20	12.41	63%
27.40	20.11	36%	All in sustaining cost per ounce (2)(5)	25.47	16.46	55%
111.42	83.38	34%	Direct production costs per tonne(2)(6)	102.57	77.65	32%
15.23	11.19	36%	Silver co-product cash costs (7)	14.32	10.14	41%
1127	872	29%	Gold co-product cash costs (7)	1042	802	30%

(1)	Silver equivalents are calculated using a 70:1 ratio. 2016 Silver equivalents have been restated from 75:1 to 70:1 for comparative purposes
(2)

The Company reports non-IFRS measures which include cash costs net of by-product on a payable silver basis, total production costs per ounce, all-in sustaining costs per ounce and direct production costs per tonne, in order to manage and evaluate operating performance at each of the Company’s mines. These measures, some established by the Silver Institute (Production Cost Standards, June 2011), are widely used in the silver mining industry as a benchmark for performance, but do not have a standardized meaning. These measures are reported on a production basis. See Reconciliation to IFRS on page 20.

(3)

Cash costs net of by-product per payable silver ounce include mining, processing (including smelting, refining, transportation and selling costs), and direct overhead, net of gold credits. See Reconciliation to IFRS on page 22.

(4)

Total production costs per ounce include mining, processing (including smelting, refining, transportation and selling costs), direct overhead, amortization, depletion and amortization at the operation sites. See Reconciliation to IFRS on page 22.

(5)

All-in sustaining cost per ounce include mining, processing (including smelting, refining, transportation and selling costs), direct overhead, corporate general and administration, on-site exploration, share-based compensation, reclamation and sustaining capital net of gold credits. See Reconciliation to IFRS on page 24.

(6)

Direct production costs per tonne include mining, processing (including smelting, refining, transportation and selling costs) and direct overhead at the operation sites. See Reconciliation to IFRS on page 22.

(7)

Silver co-product cash cost and gold co-product cash cost include mining, processing (including smelting, refining, transportation and selling costs), and direct overhead allocated on pro-rated basis of realized metal value. See Reconciliation to IFRS on page 25.

7

Guanaceví Production Results

Three months ended June 30, 2017 (compared to the three months ended June 30, 2016)
Silver production at the Guanaceví mine during Q2, 2017 was 468,741 oz, a decrease of 26% compared to 629,221 oz in Q2, 2016, and gold production was 1,079 oz, a decrease of 21% compared to 1,365 oz in Q2, 2016. Plant throughput was 74,984 tonnes at average grades of 219 gpt silver and 0.50 gpt gold, compared to 98,756 tonnes grading 232 gpt silver and 0.49 gpt gold in Q2, 2016. Metal production fell due to lower throughput and ore grades, partly offset by higher silver recoveries. The lower throughput and ore grades were a result of operational issues, mine development being behind plan and company personnel focused on improving underground services, including power, dewatering and ventilation and mining lower grade areas within the ore-bodies.

Six months ended June 30, 2017 (compared to the Six months ended June 30, 2016)
Silver production at the Guanaceví mine during 2017 was 999,424 oz, a decrease of 22% compared to 1,280,952 oz in the first half of 2016, and gold production was 2,271 oz, a decrease of 23% compared to 2,933 oz in the first half of 2016. Plant throughput was 162,583 tonnes at average grades of 216 gpt silver and 0.50 gpt gold, compared to 197,532 tonnes grading 241 gpt silver and 0.52 gpt gold over the same period in 2016. Metal production fell due to lower throughput and ore grades, partly offset by higher silver recoveries. The lower throughput and ore grades were a result of operational issues, mine development being behind plan and company personnel focused on improving underground services, including power, dewatering and ventilation and mining lower grade areas within the ore-bodies.

Limited mine access and variations in the Santa Cruz area at Guanaceví resulted in 17% lower than planned output in 2017. Over the past 12 months, management has implemented operational changes and made investments to improve the pumping, ventilation and electrical systems at Guanaceví to remediate the operational challenges encountered in 2016. Exploration and development programs resumed in July 2016 in order to steadily regain full mine access to the reserves.

Management will continue to closely monitor the operating performance at Guanaceví. Returning Guanaceví to long-term profitability lies in developing two new orebodies, Milache and Santa Cruz Sur. Underground ramp access is already underway towards Milache and initial production is expected in the second half of 2018. Mine development at Santa Cruz Sur is scheduled to commence this quarter with initial production scheduled for the first half of 2018.

Guanaceví Operating Costs

Three months ended June 30, 2017 (compared to the three months ended June 30, 2016)
As a result of decreased productivity, direct production costs per tonne in Q2, 2017 rose significantly compared with Q2, 2016. Additionally, the direct costs per tonne were further impacted by lower ore grades resulting in higher cash costs per oz, net of by-product credits (a non-IFRS measure and a standard of the Silver Institute), which rose 38% to $14.94 per oz of payable silver in Q2, 2017 compared to $10.82 per oz in Q2, 2016. The lower throughput, lower ore grades and higher development expenditures resulted in higher all-in sustaining costs (also a non-IFRS measure) which, compared to Q2, 2016, increased 36% to $27.40 per oz in Q2, 2017. This increase in all-in sustaining costs was a result of management significantly increasing capital investments for the long-term benefit of Guanaceví operations after a two-year period of reduced capital investment to maximize cash flow and ensure the viability of its operations during low silver and gold prices.

Six months ended June 30, 2017 (compared to the six months ended June 30, 2016)
As a result of decreased productivity, direct production costs per tonne in 2017 rose significantly compared with 2016. Additionally, the direct costs per tonne were further impacted by lower ore grades resulting in higher cash costs per oz, net of by-product credits (a non-IFRS measure and a standard of the Silver Institute), which rose 47% to $13.83 per oz of payable silver in 2017 compared to $9.43 per oz in 2016. The lower throughput, lower ore grades and higher development expenditures resulted in higher all-in sustaining costs (also a non-IFRS measure) which, compared to Q2, 2016, increased 55% to $25.47 per oz in 2017. This increase in all-in sustaining costs was a result of management significantly increasing capital investments for the long term benefit of Guanaceví operations after a two-year period of reduced capital investment to maximize cash flow and ensure the viability of its operations during low silver and gold prices.

8

Bolañitos Operations

The Bolañitos operation encompasses three silver-gold mines and a flotation plant. During the first half of 2017, the Company focused on extracting and processing accessible ore at the Bolañitos operation to maximize cash flow. Bolañitos provides steady employment for 350 people and engages 190 contractors.

Production Results for the Three Months and Six Months Ended June 30, 2017 and 2016

Three Months Ended June 30			BOLAÑITOS	Six Months Ended June 30
2017	2016	% Change		2017	2016	% Change
113,875	136,322	(16%)	Ore tonnes processed	208,226	273,450	(24%)
78	80	(3%)	Average silver grade (g/t)	73	87	(16%)
80.9	79.0	2%	Silver recovery (%)	81.8	79.9	2%
231,016	276,885	(17%)	Total silver ounces produced	399,739	611,454	(35%)
221,776	265,810	(17%)	Payable silver ounces produced	383,750	586,996	(35%)
2.27	2.38	(5%)	Average gold grade (g/t)	2.33	2.35	(1%)
83.8	81.2	3%	Gold recovery (%)	84.5	81.9	3%
6,965	8,470	(18%)	Total gold ounces produced	13,183	16,919	(22%)
6,790	8,211	(17%)	Payable gold ounces produced	12,853	16,398	(22%)
718,566	912,135	(21%)	Silver equivalent ounces produced(1)	1,322,549	1,795,784	(26%)
(4.78)	(7.08)	(33%)	Cash costs per silver ounce(2)(3)	(7.10)	(6.60)	(8%)
(2.07)	(1.67)	23%	Total production costs per ounce(2)(4)	(4.33)	(1.12)	(286%)
3.61	(4.25)	(185%)	All in sustaining cost per ounce (2)(5)	0.51	(3.87)	113%
66.60	63.94	4%	Direct production costs per tonne(2)(6)	65.96	61.98	6%
10.16	9.30	9%	Silver co-product cash costs (7)	10.10	8.69	16%
752	725	4%	Gold co-product cash costs (7)	736	687	7%

(1)	Silver equivalents are calculated using a 70:1 ratio. 2016 Silver equivalents have been restated from 75:1 to 70:1 for comparative purposes
(2)

The Company reports non-IFRS measures which include cash costs net of by-products on a payable silver basis, total production costs per ounce, all-in sustaining costs per ounce and direct production costs per tonne, in order to manage and evaluate operating performance at each of the Company’s mines. These measures, some established by the Silver Institute (Production Cost Standards, June 2011), are widely used in the silver mining industry as a benchmark for performance, but do not have a standardized meaning. These measures are reported on a production basis. See Reconciliation to IFRS on page 20.

(3)

Cash costs net of by-product per payable silver ounce include mining, processing (including smelting, refining, transportation and selling costs), and direct overhead, net of gold credits. See Reconciliation to IFRS on page 22.

(4)

Total production costs per ounce include mining, processing (including smelting, refining, transportation and selling costs), direct overhead, amortization, depletion and amortization at the operation sites. See Reconciliation to IFRS on page 22.

(5)

All-in sustaining cost per ounce include mining, processing (including smelting, refining, transportation and selling costs), direct overhead, corporate general and administration, on-site exploration, share-based compensation, reclamation and sustaining capital net of gold credits. See Reconciliation to IFRS on page 24.

(6)

Direct production costs per tonne include mining, processing (including smelting, refining, transportation and selling costs) and direct overhead at the operation sites. See Reconciliation to IFRS on page 22.

(7)

Silver co-product cash cost and gold co-product cash cost include mining, processing (including smelting, refining, transportation and selling costs), and direct overhead allocated on pro-rated basis of realized metal value. See Reconciliation to IFRS on page 25.

9

Bolañitos Production Results

Three months ended June 30, 2017 (compared to the three months ended June 30, 2016)
Silver production at the Bolañitos mine was 231,016 oz in Q2, 2017, a decrease of 17% compared to 276,885 oz in Q2, 2016, and gold production was 6,965 oz in Q2, 2017, a decrease of 18% compared to 8,470 oz in Q2, 2016. Plant throughput in Q2, 2017 was 113,875 tonnes at average grades of 78 gpt silver and 2.27 gpt gold, compared to 136,322 tonnes grading 80 gpt silver and 2.38 gpt gold in Q2, 2016. Silver and gold production was down due to lower throughput and grades, slightly offset by higher recoveries. Since 2015, plant throughput has gradually reduced from 1,600 tpd to 1,000 tpd, as mine development and exploration was significantly reduced in 2016.

At Bolañitos, silver grades were 16% lower than plan, while gold grades were 6% higher than plan. The LL-Asunción and Plateros ore zones have significantly higher gold grades and lower silver grades compared to historical zones. As the Plateros ore body meets planned mine output, grades are expected to align to planned grades.

Six months ended June 30, 2017 (compared to the six months ended June 30, 2016)
Silver production at the Bolañitos mine was 399,739 oz in 2017, a decrease of 35% compared to 611,454 oz in the first half of 2016, and gold production was 13,183 oz in 2017, a decrease of 22% compared to 16,919 oz in the first half of 2016. Plant throughput in 2017 was 208,226 tonnes at average grades of 73 gpt silver and 2.33 gpt gold, compared to 273,450 tonnes grading 87 gpt silver and 2.35 gpt gold in the first half of 2016. Silver and gold production were down due to lower throughput and silver grades, slightly offset by higher recoveries. Since 2015, plant throughput has gradually reduced from 1,600 tpd to 1,000 tpd, as mine development and exploration was significantly reduced in 2016.

At Bolañitos, silver grades were 23% lower than plan, while gold grades were 13% higher than plan. The LL-Asunción and Plateros ore zones have significantly higher gold grades and lower silver grades compared to historical zones. As the Plateros ore body meets planned mine output, grades are expected to align to planned grades.

Bolañitos Operating Costs

Three months ended June 30, 2017 (compared to the three months ended June 30, 2016)
Direct production costs per tonne in Q2, 2017 increased 4% (compared to Q2, 2016) to $66.60 per tonne due to the reduced production activity, offset productivity gains and a slightly lower Mexican Peso. The marginally higher cost per tonne with slightly lower grades and lower gold price, increased cash costs per ounce, net of by-product credits (which is a non-IFRS measure and a standard of the Silver Institute), to negative $4.78 per oz of payable silver in Q2, 2017 compared to negative $7.08 per oz in Q2, 2016. All-in sustaining costs (also a non-IFRS measure) in Q2, 2017 increased to $3.61 per oz compared to negative $4.25 per oz in Q2, 2016 due to the higher cash costs, increased exploration and development activity and higher allocation of corporate general and administrative charges.

Six months ended June 30, 2017 (compared to the six months ended June 30, 2016)
Direct production costs per tonne in 2017 increased 6% (compared to 2016) to $65.96 per tonne due to the reduced production activity offset by a lower Mexican Peso. The higher cost per tonne coupled with lower silver grades decreased absolute cash costs, net of by-product credits (which is a non-IFRS measure and a standard of the Silver Institute), however due to lower ratio of silver to gold, cash costs improved to negative $7.10 per oz in 2017 compared to negative $6.60 per oz in 2016. All-in sustaining costs (also a non-IFRS measure) in 2017 increased to $0.51 per oz compared to negative $3.87 per oz in 2016 due to increased exploration and development activity and higher allocation of corporate general and administrative charges.

10

El Cubo Operations

Endeavour’s third mine, El Cubo, was acquired in July 2012 as an operational turn around opportunity and offered the potential to become a core asset with a reasonable reserve/resource mine life. El Cubo currently employs 606 people and engages 303 contractors.

Production Results for the Three Months and Six Months Ended June 30, 2017 and 2016

Three Months Ended June 30			EL CUBO	Six Months Ended June 30
2017	2016	% Change		2017	2016	% Change
115,084	142,120	(19%)	Ore tonnes processed	236,356	314,769	(25%)
137	156	(12%)	Average silver grade (g/t)	124	131	(5%)
87.6	90.6	(3%)	Silver recovery (%)	87.2	88.2	(1%)
444,031	645,745	(31%)	Total silver ounces produced	821,599	1,169,510	(30%)
426,270	619,915	(31%)	Payable silver ounces produced	788,735	1,122,730	(30%)
1.60	1.56	3%	Average gold grade (g/t)	1.45	1.46	(1%)
84.7	81.6	4%	Gold recovery (%)	84.7	79.6	6%
5,014	5,814	(14%)	Total gold ounces produced	9,328	11,757	(21%)
4,889	5,632	(13%)	Payable gold ounces produced	9,095	11,400	(20%)
795,011	1,081,795	(27%)	Silver equivalent ounces produced(1)	1,474,559	1,992,500	(26%)
7.95	5.21	52%	Cash costs per silver ounce(2)(3)	8.21	9.99	(18%)
8.78	6.97	26%	Total production costs per ounce(2)(4)	9.09	12.04	(25%)
21.60	7.20	200%	All in sustaining cost per ounce (2)(5)	20.87	12.09	73%
83.38	74.51	12%	Direct production costs per tonne(2)(6)	76.58	81.31	(6%)
11.77	9.64	22%	Silver co-product cash costs (7)	12.06	12.19	(1%)
871	751	16%	Gold co-product cash costs (7)	878	964	(9%)

(1)	Silver equivalents are calculated using a 70:1 ratio. 2016 Silver equivalents have been restated from 75:1 to 70:1 for comparative purposes
(2)

The Company reports non-IFRS measures which include cash costs net of by-products on a payable silver basis, total production costs per ounce, all-in sustaining costs per ounce and direct production costs per tonne, in order to manage and evaluate operating performance at each of the Company’s mines. These measures, some established by the Silver Institute (Production Cost Standards, June 2011), are widely used in the silver mining industry as a benchmark for performance, but do not have a standardized meaning. These measures are reported on a production basis. See Reconciliation to IFRS on page 20.

(3)

Cash costs net of by-products per payable silver ounce include mining, processing (including smelting, refining, transportation and selling costs), and direct overhead, net of gold credits. See Reconciliation to IFRS on page 22.

(4)

Total production costs per ounce include mining, processing (including smelting, refining, transportation and selling costs), direct overhead, amortization, depletion and amortization at the operation sites. See Reconciliation to IFRS on page 22.

(5)

All-in sustaining cost per ounce include mining, processing (including smelting, refining, transportation and selling costs), direct overhead, corporate general and administration, on-site exploration, share-based compensation, reclamation and sustaining capital net of gold credits. See Reconciliation to IFRS on page 24.

(6)

Direct production costs per tonne include mining, processing (including smelting, refining, transportation and selling costs) and direct overhead at the operation sites. See Reconciliation to IFRS on page 22.

(7)

Silver co-product cash cost and gold co-product cash cost include mining, processing (including smelting, refining, transportation and selling costs), and direct overhead allocated on pro-rated basis of realized metal value. See Reconciliation to IFRS on page 25.

11

El Cubo Production Results

Three months ended June 30, 2017 (compared to the three months ended June 30, 2016)
Silver production at the El Cubo mine was 444,031 oz in Q2, 2017, a decrease of 31% compared to 645,745 oz in Q2, 2016, and gold production was 5,014 oz in Q2, 2017, a decrease of 14% compared to 5,814 oz in Q2, 2016. Plant throughput in Q2, 2017 was 115,084 tonnes at average grades of 137 gpt silver and 1.60 gpt gold, compared to 142,120 tonnes grading 156 gpt silver and 1.56 gpt gold in Q2, 2016. The lower throughput and lower silver grades in Q2, 2017 resulted in lower silver and gold production. Due to market conditions, the 2016 operational plan projected throughput to gradually decrease over 2016 resulting in the lower throughput in 2017.

At El Cubo, both silver and gold grades improved in Q2, 2017 compared to Q1, 2017. Management re-balanced the mining methods used to reduce dilution and provide higher grade material to the plant. In recent years, the mine increased the use of long-hole mining methods, impacting dilution and reducing the grades per tonne delivered to the plant. Management instituted more cut and fill mining methods in certain areas of the mine to reduce dilution and increase processed ore grades.

Six months ended June 30, 2017 (compared to the six months ended June 30, 2016)
Silver production at the El Cubo mine was 821,599 oz in 2017, a decrease of 30% compared to 1,169,510 oz in the first half of 2016, and gold production was 9,328 oz in Q2, 2017, a decrease of 21% compared to 11,757 oz in the first half of 2016. Plant throughput in 2017 was 236,356 tonnes at average grades of 124 gpt silver and 1.45 gpt gold, compared to 314,769 tonnes grading 131 gpt silver and 1.46 gpt gold in the first half of 2016. The lower throughput and lower silver grades in 2017 resulted in lower silver and gold production. Due to market conditions, the 2016 operational plan projected throughput to gradually decrease over 2016 resulting in the lower throughput in 2017.

El Cubo Operating Costs

Three months ended June 30, 2017 (compared to the three months ended June 30, 2016)
The 19% decrease in throughput in Q2, 2017 compared to Q2, 2016 drove a 12% increase in costs on a per tonne basis. Management’s effort to reduce costs, use of fewer contractors and the weaker Mexican peso helped reduce the impact of the reduced output. The higher costs per tonne, lower silver grades, offset by slightly higher gold grades and recoveries resulted in 52% higher cash costs per ounce, net of by-product credits (a non-IFRS measure and a standard of the Silver Institute), increasing in Q2, 2017 to $7.95 per oz of payable silver compared to $5.21 per oz in Q2, 2016. All-in sustaining costs increased 200% at $21.6 per oz in Q2, 2017 compared to $7.20 per oz in Q2, 2016. The increase in all-in sustaining costs was a result of management significantly increasing capital investments for the long-term benefit of El Cubo operations after a two-year period of reduced capital investment to maximize cash flow and ensure the viability of its operations during low silver and gold prices.

Six months ended June 30, 2017 (compared to the six months ended June 30, 2016)
Despite a 25% decrease in throughput in 2017 compared to 2016, costs on a per tonne basis marginally decreased 6%. Management’s effort to reduce costs, use of fewer contractors and the weaker Mexican peso since mid-2016 helped reduce the impact of reduced output. The lower costs per tonne and higher gold recoveries and prices resulted in 18% lower cash costs per ounce, net of by-product credits (a non-IFRS measure and a standard of the Silver Institute), in 2017 decreasing to $8.21 per oz of payable silver compared to $9.99 per oz in 2016. All-in sustaining costs increased 73% to $20.87 per oz in 2017 compared to $12.09 per oz in 2016. The increase in all-in sustaining costs was a result of management significantly increasing capital investments for the long-term benefit of El Cubo operations after a two-year period of reduced capital investment to maximize cash flow and ensure the viability of its operations during low silver and gold prices.

12

Development Activities

Terronera Project

In April 2017 the Company updated its NI 43-101 Mineral Resource and Reserve Estimates and completed a Pre-Feasibility Study (PFS) for its Terronera mine project located 40 kilometres northeast of Puerto Vallarta in the state of Jalisco, Mexico.

The Mineral Resources and Reserves have increased significantly since the Preliminary Economic Assessment (PEA) was completed in May 2015, as outlined below. The main mineralized zone constitutes a shallow, steeply dipping, thick, high-grade portion of the Terronera vein, the development of which should generate reasonably robust economic returns according to the PFS.

In 2014 and 2015, exploration included 17,500 metres of core drilling at a cost of $4.5 million designed to convert Inferred Resources to Indicated Resources. This drilling activity resulted in an increase of 9.7 million silver oz (49% increase) and 121,000 gold oz (78%) in the Indicated Resource category from the May 2015 PEA. The silver and gold ounces in Inferred Resource category fell 1.4 million oz and 20,400 oz respectively from the May 2015 PEA due to the upgrading of Inferred Resources to Indicated Resources.

	Tonnes				Ag oz	Au Oz	Ag Eq Oz
Classification	(000s)	Ag g/t	Au g/t	Ag Eq g/t	(000s)	(000s)	(000s)
Indicated	3,959	232	2.18	385	29,530	277	48,920
Inferred	720	309	1.48	413	7,153	34	9,533

(1)	CIM definitions were followed for Mineral Resource Estimates
(2)	Mineral Resources are estimated by conventional 3D block modeling based on wire-framing at a 150 g/t Ag Eq cut-off grade and inverse distance cubed grade interpolation.
(3)	Ag Eq is calculated using the formula: Ag Eq = Ag g/t + (70*Au g/t).
(4)	For the purpose of resource estimation, assays were capped at 15 g/t for Au and between 6,000 to 2,000 g/t for Ag.
(5)	Metal prices for the Mineral Resource Estimate are: US$18.00/oz Ag and US$1,225/ oz Au.
(6)	A bulk density of 2.53 tonnes/m3, derived from 566 analyses, was used for the volume to tonnes conversion.
(7)	Grade model blocks are 3.0m x 3.0m x 1.5m
(8)	Mineral Resources are estimated from the 1,180m El to the 1,680m El, or from surface to approximate 500 m depth.
(9)	Mineral Resources are classified as Indicated and Inferred based on drill hole location, interpreted geologic continuity and quality of data.
(10)	A small amount of the Mineral Resource was historically mined in the upper portion of the Terronera vein and this material has not been included in the Mineral Resource Estimate.
(11)

Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability. The estimate of Mineral Resources may be materially affected by environmental, permitting, legal, title, taxation, socio-political, marketing, or other relevant issues. There is no certainty that all or any part of the Inferred Mineral Resource will be upgraded to an Indicated or Measured Mineral Resource as a result of continued exploration.

Current Probable Mineral Reserves to be mined total 27.0 million oz silver and 255,000 oz gold for 44.9 million oz silver equivalent (Ag Eq) as shown in the following table:

	Tonnes				Ag oz	Au Oz	Ag Eq Oz
Classification	(000s)	Ag g/t	Au g/t	Ag Eq g/t	(000s)	(000s)	(000s)
Probable	4,061	207	1.95	344	27,027	255	44,877

(1)	P&E Mining Consultants Inc. estimated diluted and extractable mineralized resources using a cut-off grade of 150 g/t silver equivalent and employing mechanized cut and fill mining methodology.
(2)	Mining extraction was estimated at 95% and dilution was calculated at an average of 10%.

13

The new mine plan estimates an initial production rate of 1,000 tpd during the first two years of operations, expanding to 2,000 tpd in the third year. The plant will process 4.1 million tonnes over a seven year mine life, grading 207 gpt silver and 1.95 gpt gold and recovering 87% of the silver and 75% of the gold. Life of mine (LOM) production is expected to be 22.6 million oz silver and 185,000 oz gold, for 44.9 million oz Ag Eq, averaging 3.2 million oz silver and 26,400 oz gold or 5.1 million oz silver equivalent per year.

Economic Analysis

Initial capital expenditures are estimated to be $69.2 million, comprised of $43.1 million for plant and site infrastructure, $8.7 million for mine development, mine infrastructure and equipment, $9.4 million for owner’s costs, construction camp, and engineering, procurement and construction management (EPCM), and $8.0 million for contingencies.

The capital for the Phase 2 expansion from 1,000 tpd to 2,000 tpd is estimated to be $35.5 million. The expansion consists of $12.0 million to provide sufficient power from the state power grid, $12.0 million for plant expansion, $3.5 million for mine equipment, $2.4 million for owner’s costs, construction camp, and EPCM and $5.6 million in contingencies. An estimated $27.3 million will be required for sustaining capital after commissioning primarily for mine development and tailings expansion. LOM capital requirements are estimated to be $132.0 million. Management will seek opportunities to optimize the capital requirements going forward.

LOM average operating costs are estimated to be $43 per tonne for mining, $18 per tonne for processing, $7 per tonne for general and administration, and $4 in royalties for a total cost of $72 per tonne. Using Base Case metal prices of $18 per oz silver and $1,260 per oz gold, total cash costs are estimated to be $3.44 per silver oz net of the gold byproduct credit, and all-in-sustaining costs at site are estimated to be $4.76 per silver oz over the life of the mine. Management also recognizes opportunities to optimize the operating costs going forward.

The mine is expected to generate LOM revenue of $639.5 million, EBITDA of $347.3 million and total free cash flow of $125.3 million. Using a discount rate of 5%, the expected discounted net present value (NPV) is $78.2 million; the expected after tax internal rate of return (IRR) is 21% and payback of capital is 4.3 years, using the Base Case

				Payback
Silver Price	Gold Price	IRR	NPV	period
$16/oz	$1,120 oz	14%	$40.5M	5.1 years
$18/oz	$1,260 oz	21%	$78.1M	4.3 years
Base Case
$20/oz	$1,400 oz	28%	$112.4M	3.8 years

In 2016, the Company spent $4.1 million on mapping, sampling and drilling at the Terronera project. The Company drilled 18,800 metres and released the positive drill results, which were not included in the updated Resource Estimate or PFS. The updated Terronera Indicated Resource Estimate totals 29.6 million silver ounces and 277,000 gold ounces for 49.0 million silver equivalent ounces, and the Inferred Resource Estimate totals 7.1 million oz silver and 34,000 oz gold for 9.5 million oz silver equivalent.

14

Subject to receiving the remaining government mine permits (the MIA or environmental impact statement has already been approved), arranging an appropriate debt financing, and completing certain optimization work on the PFS, management intends to seek approval from the Company’s board of directors to commence development of the

Terronera mine and related facilities. Any decision to advance the Terronera mine into production will be based on the PFS rather than a full feasibility study. Accordingly, the Company cautions that, historically, such projects can have a higher risk of economic or technical failure. The characteristics of the Terronera project are similar to the Company’s other operating mines in Mexico, and management is confident it has sufficient information, experience and expertise to build and operate such a mine.

Development Update

At Terronera, work is currently focused on refinement of the project engineering and optimization studies on mining methods, crushing and grinding alternatives, and power options. Permit processing delays have affected the explosives, mine dumps and plant tailings permits, therefore management does not expect to break ground on mine development until the first quarter, 2018, with mine and plant commissioning anticipated to commence in mid-2019.

El Compas Project

In March 2017, the Company published its initial NI 43-101 Mineral Resource Estimate and a Preliminary Economic Assessment (PEA) for its El Compas mine project located adjacent to the city of Zacatecas in Zacatecas state, Mexico.

The Mineral Resource is small but shallow and high grade and the PEA provides robust economic returns. As a result, management has made a production decision to develop the new El Compas mine, subject to receiving an explosives permit and receiving further clarity from the Zacatecas government regarding an exemption from the new Zacatecas state environmental tax.

The initial Indicated Mineral Resource Estimate totals 495,000 oz silver and 34,900 oz gold for 2.9 million oz silver equivalent and the Inferred Mineral Resource Estimate totals 527,000 oz silver and 37,500 oz gold for 3.2 million oz silver equivalent, as shown in the following table:

	Tonnes				Ag oz	Au Oz	Ag Eq Oz
Classification	(000s)	Ag g/t	Au g/t	Ag Eq g/t	(000s)	(000s)	(000s)
Indicated	148	104	7.31	616	495	35	2,939
Inferred	217	76	5.38	453	527	38	3,158

(1)	CIM definitions were followed for Mineral Resource Estimates
(2)	Mineral Resources are estimated by conventional 3D block modeling based on wire-framing at a 150 g/t Ag Eq cut-off grade and inverse distance cubed grade interpolation.
(3)	Ag Eq is calculated using the formula: Ag Eq= Ag g/t + (70*Au g/t).
(4)	For the purpose of resource estimation, assays were capped between 15 to 60 g/t for Au and between 150 to 700 g/t for Ag.
(5)	Metal prices for the Mineral Resource Estimate are: US$18.00/oz Ag and US$1,225/ oz Au.
(6)	A bulk density of 2.99 tonnes/m3 has been applied for volume to tonnes conversion.
(7)	Grade model blocks are 1.25m x 2.5m x 2.5m
(8)	Mineral Resources are estimated from the 2,400m El to the 2,250m El, or from surface to approximately 150 m depth.
(9)	Mineral Resources are classified as Indicated and Inferred based on drill hole location, interpreted geologic continuity and quality of data.
(10)	A small amount of the Mineral Resource was historically mined in the upper portion of the Compas Vein and this material has not been included in the Mineral Resource Estimate.
(11)

Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability. The estimate of Mineral Resources may be materially affected by environmental, permitting, legal, title, taxation, socio-political, marketing, or other relevant issues. There is no certainty that all or any part of the Inferred Mineral Resource will be upgraded to an Indicated or Measured Mineral Resource as a result of continued exploration.

15

Current mineralized material to be mined totals 300,000 tonnes, containing 829,000 oz silver and 61,000 oz gold for 5,099,000 oz silver equivalent as shown in the following table:

	Tonnes				Ag oz	Au Oz	Ag Eq Oz
Classification	(000s)	Ag g/t	Au g/t	Ag Eq g/t	(000s)	(000s)	(000s)
Indicated	114	99	6.81	576	363	25	2,113

(1)	P&E Mining Consultants Inc. estimated diluted and extractable mineralized resources using a cut-off grade of 150 g/t silver equivalent and employing captive cut and fill mining methodology.
(2)	Mining extraction was estimated at 95% and dilution was calculated at an average of 12%
(3)

The PEA economic analysis is preliminary in nature in that it is based on production schedules that include Inferred Mineral Resources, which are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as Mineral Reserves. There is no certainty that the PEA will be realized or that Inferred Mineral Resources will ever be upgraded to Mineral Reserves. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability

The mine plan calls for production of 200 tpd and the plant will have an initial capacity of 250 tpd. As a condition of the plant lease, the 50 tpd balance is reserved for purchasing mill feed from small miners in the district. If small miners do not fill the extra capacity, Endeavour can use this spare capacity for its own mill feed. However, the economic analysis is based on 200 tpd mill feed only.

With the exception of the explosives permit currently in progress, the mine is fully permitted, and will process 300,000 tonnes over the 4.3 year mine life grading 86.4 gpt silver and 6.3 gpt gold and recovering 73% of the silver and 83.5% of the gold. LOM production is expected to be 583,000 oz silver and 49,400 oz gold or 4.0 million oz silver equivalent, averaging 135,600 oz silver and 11,488 oz gold or 939,760 oz silver equivalent per year.

The La Plata government plant is already built and leased for up to 10 years; however it requires some refurbishment to become operational to the Company’s standards. The process flow sheet will be modified slightly to include three stage crushing, one stage grinding, a gravity circuit, and three stage flotation followed by thickening, filtration, and drying to produce high grade bulk sulfide concentrates grading 800 to 900 gpt gold and 11,000 to 13,000 gpt silver.

In addition to providing a processing facility for small miners in the district, Endeavour expects to create local job opportunities for construction contractors, mining contractors, suppliers, mechanics, truck drivers and plant personnel. Using contractors improves the economics of the project by reducing upfront capital requirements.

Economic Analysis

Initial capital expenditures are estimated to be $10.0 million comprised of $4.6 million for mine development and mine infrastructure, $3.3 million for plant and site infrastructure, $1.2 million for engineering, procurement and construction management, and $0.9 million for contingencies. It is estimated $1.8 million will be required for LOM sustaining capital after commissioning.

Operating costs are estimated to be $69.80 per tonne for mining, $26.20 per tonne for processing, and $14.00 per tonne for general and administration, for a total cost excluding royalties of $110 per tonne. At the Base Case of $18 per oz silver and $1,260 per oz gold(1), cash costs, including royalties and mining duties are estimated to be $9.09 per silver equivalent oz(1). All-in-sustaining costs are estimated to be $9.64 per silver equivalent oz over the life of the project.

16

Using the Base Case assumptions, the mine will produce LOM revenue of $72.8 million, EBITDA of $38.4 million and total free cash flow of $16.5 million, generating a discounted net present value using a discount rate of 5% (NPV) of $12.6 million, an after tax internal rate of return (IRR) of 42% and payback of capital in 2.1 years.

				Payback
Silver Price	Gold Price	IRR	NPV	period
$16/oz	$1,120 oz	29%	$8.0M	2.6 years
$18/oz	$1,260 oz	42%	$12.6M	2.1 years
Base Case
$20/oz	$1,400 oz	54%	$17.0M	1.8 years

(1)Although gold is the dominant metal not silver, silver equivalent values are reported to allow comparison with Endeavour Silver’s other silver dominant mines.

Endeavour's decision to place the El Compas mine into production is not based on a feasibility study of mineral reserves demonstrating economic and technical viability, and the company cautions that historically such projects have a much higher risk of economic or technical failure. Management proposes to proceed with mine development because it has successfully developed similar mines in Mexico, the total capital required is low, and Endeavour has the in-house experience to build and operate such a mine.

Development Update

At El Compas, work has begun on installing project infrastructure, collaring the mine access ramp and refurbishing the plant. Project engineering is being refined and optimization studies are underway on mining methods and crushing and grinding alternatives. The Company is waiting for clarification from the state government of Zacatecas regarding an exemption from the new environmental taxes. The explosives permit may take until year-end due to a substantial slowdown in permit processing. Mine development will proceed using a low impact gun powder. Management therefore anticipates an increase in time to production compared to the PEA with mine and plant commissioning now expected to commence in the first quarter, 2018.

Exploration Results

In 2017, the Company plans to drill 64,000 metres (m) and spend $15.2 million on brownfields and greenfields exploration, development engineering, and land payments across its portfolio of properties. At the three existing mines, 20,000 m of core drilling is planned at a cost of $3.0 million. At the exploration and development projects, 44,000 m is planned to be drilled at a cost of $10.5 million.

As of June 30, 2017 the Company incurred $7.1 million on drilling, engineering studies and other exploration activities. Results of the engineering studies have been described under “Development Activities”.

At Terronera, management planned a $2.3 million, 10,000 m drill program to test other mineralized veins, complete the PFS, and advance the site infrastructure. During the six months ended June 30, 2017, management updated its NI 43-101 Mineral Resource and Reserve Estimates and completed a PFS as described under “Development Activities”. Subsequent to the completion of the PFS, a further 30 holes totaling 7,500 m of drilling were completed along the Terronera vein, La Luz vein and other veins. Exploration activities at Terronera continued to expand the high-grade, silver-gold mineralized zones to greater depths within the Terronera vein and at shallow depths within the La Luz vein. Drilling in the Terronera vein expanded the main high-grade, mineralized zone down to 400 m depths over a 600 m length, still open to the depth and to the southeast. In addition to the main zone, drilling intercepted mineralized footwall and hanging wall splays. In some places the splays merge to form one very thick mineralized zone.

17

Drilling in the La Luz vein, located about 2.2 kilometres northeast of the Terronera vein, expanded the new high-grade, mineralized zone over 500 m long by 250 m deep starting approximately 100 m below surface and still open to surface and to depth.

None of the drill results this year were included in the resource estimate and PFS for Terronera, and they indicate clear potential to expand resources within both the Terronera and La Luz veins.

At El Compas, management approved a $3.0 million exploration program to drill 8,000 m testing new targets, and collar an 800 m exploration adit (subject to receiving the explosives permit and clarity on the new Zacatecas state environmental tax) to provide underground access to the resources in the El Compas and El Orito veins, confirm drill results, and assess geotechnical parameters for mining of the mineralized zones. The Company drilled 4,100 m in H1, 2017, released an initial NI43-101 Mineral Resource Estimate and completed a preliminary economic assessment (PEA) as described under “Development Activities”. The drilling was designed to test the Orito vein, the newly discovered Ana Camila veins and test other recently acquired prospective properties within the district. Drilling identified mineralization in some veins and results are pending.

At Parral, management planned a $3.0 million budget to drill 18,000 m in order to confirm a portion of the historical resource, test multiple greenfields high-grade and bulk tonnage silver targets, and initiate a PEA. The potential for near-term, small scale contract mining and toll milling will also be evaluated. As of June 30, 2017, 7,000 m had been drilled at the La Colorada target to test the historical resource. High grade mineralization was intersected and results are pending. Additionally, 2,900 m were drilled to test the Palmilla target with no significant results to date.

The Company planned a 5,000 m drill program at the Guadalupe y Calvo property in Chihuahua, Mexico and a 3,000 m drill program in Chile. Both properties are highly prospective: Guadalupe y Calvo for high-grade vein mineralization near the existing resource, and for bulk tonnage silver-lead-zinc manto mineralization in Chile. As of June 30, 2017, 2,500 m of drilling at Guadalupe y Calvo has returned no significant results. The geological data is currently being interpreted.

Consolidated Financial Results

Three months ended June 30, 2017 (compared to the three months ended June 30, 2016)

For the three-month period ended June 30, 2017, the Company’s mine operating earnings were $5.5 million (Q2, 2016: $12.9 million) on sales of $32.7 million (Q2, 2016: $44.5 million) with cost of sales of $27.2 million (Q2, 2016: $31.6 million).

In Q2, 2017, the Company had an operating loss of $0.7 million (Q2, 2016: operating earnings of $7.8 million) after exploration costs of $3.8 million (Q2, 2016: $1.9 million) and general and administrative costs of $2.4 million (Q2, 2016: $3.2 million).

Earnings before taxes in Q2, 2017 were $0.1 million (Q2, 2016: $5.6 million) after finance costs of $0.2 million (Q2, 2016: $0.3 million), a foreign exchange gain of $0.8 million (Q2, 2016: foreign exchange loss of $1.8 million), and investment and other income of $0.2 million (Q2, 2016: expense of $0.1 million). The Company realized a net loss for the period of $16 thousand (Q2, 2016: net earnings of $1.7 million) after an income tax expense of $0.1 million (Q2, 2016 $3.9 million).

Sales of $32.7 million in Q2, 2017 represented a 27% decrease over the $44.5 million for the same period in 2016. There was a 34% decrease in silver ounces sold and a 4% increase in the realized silver price resulting in a 31% decrease in silver sales, and there was a 20% decrease in gold ounces sold and a 1% decrease in realized gold prices resulting in a 21% decrease in gold sales. During the period, the Company sold 988,821 oz silver and 12,294 oz gold, for realized prices of $17.16 and $1,270 per oz respectively, compared to sales of 1,493,790 oz silver and 15,364 oz gold, for realized prices of $16.54 and $1,289 per oz, respectively, in the same period of 2016. The realized price of silver was within 1% of the average silver spot price during the period of $17.20. The realized price of gold during the period was 1% higher than the average gold spot prices during the period of $1,256 per oz, with differences due to the timing of sales and the mark-to-market adjustments for the concentrate sales that are pending finalization.

18

The Company increased its finished goods silver inventory to 207,082 oz and increased its finished goods gold inventory to 1,521 oz at March 31, 2017 compared to 149,103 oz and increased its finished goods gold inventory to 1,056 oz at March 31, 2017. The cost allocated to these finished goods was $5.6 million at June 30, 2017 compared to $3.5 million at March 31, 2017. At June 30, 2017, the finished goods inventory fair market value was $6.5 million compared to the fair value of $4.0 million at March 31, 2017.

Cost of sales for Q2, 2017 was $27.2 million, a decrease of 14% over the cost of sales of $31.6 million for the same period of 2016. The 14% decrease in cost of sales was primarily due to the reduction of production tonnes, cost cutting measures and by the weakened Mexican peso against the U.S. dollar.

Exploration expenses increased in Q2, 2017 to $3.8 million from $1.9 million in the same period of 2016 primarily due drilling across the Company’s portfolio of development and exploration properties. Management has increased its exploration activity as precious metal prices have trended upward over the past year. General and administrative expenses decreased by 25% to $2.4 million in Q2, 2017 compared to $3.2 million in the same period of 2016 primarily due to decreased costs for director’s deferred share units which are marked to market at each period end.

The Company experienced a foreign exchange gain of $0.8 million in Q2, 2017 compared to a loss of $1.8 million in Q2, 2016. The $0.8 million gain was primarily due to the strengthening of the Mexican peso against the U.S. Dollar in Q2, 2017 which resulted in higher valuations on the peso denominated cash and receivable amounts.

There was an income tax expense of $0.1 million in Q2, 2017 compared to $3.9 million in Q2, 2016. The $0.1 million tax expense is comprised of $0.5 million in current income tax expense (Q2, 2016: expense of $3.5 million) and $0.4 million in deferred income tax recovery (Q2, 2016: $0.4 million deferred income tax expense). The deferred income tax recovery of $0.4 million increased due to the appreciation of the Mexican peso and tax losses generated historically within profitable entities.

Six months ended June 30, 2017 (compared to the six months ended June 30, 2016)

For the six-month period ended June 30, 2017, the Company’s mine operating earnings were $13.3 million (Q2, 2016: $19.2 million) on sales of $69.1 million (Q2, 2016: $86.0 million) with cost of sales of $55.8 million (Q2, 2016: $66.8 million).

Operating earnings were $1.8 million (Q2, 2016: operating earnings of $10.9 million) after exploration costs of $7.1 million (Q2, 2016: $3.1 million) and general and administrative costs of $4.4 million (Q2, 2016: $5.2 million).

Earnings before taxes were $4.7 million (Q2, 2016: $8.8 million) after finance costs of $0.4 million (Q2, 2016: $0.6 million), a foreign exchange gain of $3.0 million (Q2, 2016: foreign exchange loss of $1.3 million), and investment and other income of $0.3 million (Q2, 2016: expense of $0.2 million). The Company realized net earnings for the period of $6.0 million (Q2, 2016: $3.5 million) after an income tax recovery of $1.3 million (Q2, 2016 income tax expense of $5.3 million).

Sales of $69.1 million in the first half of 2017 represented a 20% decrease over the $86.0 million for the same period in 2016. There was a 26% decrease in silver ounces sold and a 10% increase in the realized silver price resulting in an 18% decrease in silver sales, and there was a 23% decrease in gold ounces sold and a 2% increase in realized gold prices resulting in a 22% decrease in gold sales. During the period, the Company sold 2,224,415 oz silver and 23,584 oz gold, for realized prices of $17.51 and $1,275 per oz respectively, compared to sales of 3,005,109 oz silver and 30,619 oz gold, for realized prices of $15.86 and $1,254 per oz, respectively, in the same period of 2016. The realized price of silver was approximately 1% higher than the average silver spot price during the period of $17.31. The realized price of gold during the period was approximately 3% higher than the average gold spot prices during the period of $1,238 per oz, with differences due to the timing of sales and the mark-to-market adjustments for the concentrate sales that are pending finalization.

19

The Company decreased its finished goods silver inventory to 207,082 oz and increased its finished goods gold inventory to 1,521 oz at June 30, 2017 compared to 330,587 oz silver and 883 oz gold at December 31, 2016. The cost allocated to these finished goods was $5.6 million at June 30, 2017 compared to $4.9 million at December 31, 2016. At June 30, 2017, the finished goods inventory fair market value was $6.5 million compared to the fair value of $6.4 million at December 31, 2016.

Cost of sales for the first half of 2017 was $55.8 million, a decrease of 16% over the cost of sales of $66.8 million for the same period of 2016. The 16% decrease in cost of sales was primarily due to the reduction of production cost cutting measures and by the weakened Mexican peso against the U.S. dollar.

Exploration expenses increased in 2017 to $7.1 million from $3.1 million in the same period of 2016 primarily due drilling across the Company’s portfolio of development and exploration properties. Management has increased its exploration activity as precious metal prices have trended upward over the past year. General and administrative expenses decreased by 15% to $4.4 million from $5.2 million in the same period of2016 primarily due to decreased costs for director’s deferred share units which are marked to market at each period end.

The Company experienced a foreign exchange gain of $3.0 million during the period compared to a loss of $1.3 million in the same period of 2016. The $3.0 million gain was primarily due to the strengthening of the Mexican peso against the U.S. Dollar during 2017, which resulted in higher valuations on the peso denominated cash and receivable amounts.

There was an income tax recovery of $1.3 million in the first half of 2017 compared to an income tax expense of $5.3 million for the same period of 2016. The $1.3 million tax recovery is comprised of $0.9 million in current income tax expense (Q2, 2016: expense of $4.9 million) and $2.2 million in deferred income tax recovery (Q2, 2016: $0.4 million deferred income tax expense). Lower production and increased exploration activity reduced the profitability of the operations. The deferred income tax recovery of $2.2 million increased due to the appreciation of the Mexican peso and tax losses generated historically within profitable entities.

Non-IFRS Measures

Mine operating cash flow is a non-IFRS measure that does not have a standardized meaning prescribed by IFRS and therefore may not be comparable to similar measures presented by other issuers. Mine operating cash flow is calculated as revenue minus direct production costs and royalties. Mine operating cash flow is used by management to assess the performance of the mine operations, excluding corporate and exploration activities and is provided to investors as a measure of the Company’s operating performance.

Expressed in thousands US dollars	Three Months Ended June 30		Six Months Ended June 30
	2017	2016	2017	2016
Mine operating earnings	$5,450	$12,885	$13,290	$19,163
Share-based compensation	92	230	92	286
Amortization and depletion	3,271	4,144	7,384	9,298
Mine operating cash flow before taxes	$8,813	$17,259	$20,766	$28,747

Operating cash flow before working capital adjustment is a non-IFRS measure that does not have a standardized meaning prescribed by IFRS and therefore may not be comparable to similar measures presented by other issuers. Operating cash flow before working capital adjustments is calculated as operating cash flow minus working capital adjustments. Operating cash flow before working capital adjustments is used by management to assess operating performance irrespective of working capital changes and is provided to investors as a measure of the Company’s operating performance.

20

Expressed in thousands US dollars	Three Months Ended June 30		Six Months Ended June 30
	2017	2016	2017	2016
Cash from (used in) operating activities	($4,276)	$10,186	$5,391	$7,357
Net changes in non-cash working capital	(8,636)	828	(7,865)	(9,496)
Operating cash flow before working capital adjustments	$4,360	$9,358	$13,256	$16,853

Operating cash flow per share is a non-IFRS measure that does not have a standardized meaning prescribed by IFRS and therefore may not be comparable to similar measures presented by other issuers. Operating cash flow per share is calculated by dividing cash from operating activities by the weighted average shares outstanding. Operating cash flow per share is used by management to assess operating performance irrespective of working capital changes and is provided to investors as a measure of the Company’s operating performance.

Expressed in thousands US dollars	Three Months Ended June 30		Six Months Ended June 30
except per share amounts	2017	2016	2017	2016
Operating cash flow before working capital adjustments	$4,360	$9,358	$13,256	$16,853
Basic weighted average shares outstanding	127,318,926	113,236,504	127,207,961	108,941,454
Operating cash flow before WC changes per share	$0.03	$0.08	$0.10	$0.15

EBITDA is a non-IFRS financial measure which excludes the following from net earnings:

•	Income tax expense;
•	Finance costs;
•	Amortization and depletion

Adjusted EBITDA excludes the following additional items from EBITDA

•	Share based compensation;
•	Non-recurring write offs

Management believes EBITDA is a valuable indicator of the Company’s ability to generate liquidity by producing operating cash flow to fund working capital needs, service debt obligations, and fund capital expenditures. Management uses EBITDA for this purpose. EBITDA is also frequently used by investors and analysts for valuation purposes whereby EBITDA is multiplied by a factor or “EBITDA multiple” based on an observed or inferred relationship between EBITDA and market values to determine the approximate total enterprise value of a Company.

EBITDA is intended to provide additional information to investors and analysts and does not have any standardized definition under IFRS and should not be considered in isolation or as a substitute for measures of operating performance prepared in accordance with IFRS. EBITDA excludes the impact of cash costs of financing activities and taxes, and the effects of changes in operating working capital balances, and therefore is not necessarily indicative of operating profit or cash flow from operations as determined by IFRS. Other companies may calculate EBITDA and

Expressed in thousands US dollars	Three Months Ended June 30		Six Months Ended June 30
	2017	2016	2017	2016
Net earnings (loss) for the period	($16)	$1,699	$6,019	$3,528
Amortization and depletion – cost of sales	3,271	4,144	7,384	9,298
Amortization and depletion – exploration	40	13	68	31
Amortization and depletion – general & admin	22	54	63	104
Finance costs	208	294	444	581
Current income tax expense	545	3,480	844	4,891
Deferred income tax expense (recovery)	(403)	459	(2,200)	356
Earnings before interest, taxes, depletion and amortization	$3,667	$10,143	$12,622	$18,789
Share based compensation	1,231	1,404	1,568	1,861
Adjusted earnings before interest, taxes depletion and amortization	$4,898	$11,547	$14,190	$20,650

21

Cash costs per ounce, total production costs per ounce and direct production costs per tonne are measures developed by precious metals companies in an effort to provide a comparable standard; however, there can be no assurance that Endeavour’s reporting of these non-IFRS measures are similar to those reported by other mining companies. Cash costs per ounce, production costs per ounce and direct production costs per tonne are measures used by the Company to manage and evaluate operating performance at each of the Company’s operating mining units, and are widely reported in the silver mining industry as a benchmark for performance, but do not have a standardized meaning and are disclosed in addition to IFRS measures. The following tables provide a detailed reconciliation of these measures to the Company’s cost of sales, as reported in its consolidated financial statements.

Expressed in thousands US	Three Months Ended June 30, 2017				Three Months Ended June 30, 2016
dollars	Guanacevi	Bolanitos	El Cubo	Total	Guanacevi	Bolanitos	El Cubo	Total
Direct production costs	$6,790	$7,492	$9,200	$23,482	$7,527	$8,329	$11,119	$26,975
Royalties	219	59	62	340	115	75	86	276
Special mining duty (1)	-	191	(9)	182	22	507	-	529
Opening finished goods	(1,809)	(714)	(289)	(2,812)	(1,330)	(537)	(1,010)	(2,877)
Closing finished goods	3,155	556	632	4,343	1,900	342	395	2,637
Direct production costs	8,355	7,584	9,596	25,535	8,234	8,716	10,590	27,540
By-product gold sales	(932)	(8,738)	(5,957)	(15,627)	(1,411)	(10,769)	(7,623)	(19,803)
Opening gold inventory fair market value	363	774	177	1,314	233	1,022	606	1,861
Closing gold inventory fair market value	(784)	(679)	(427)	(1,890)	(292)	(852)	(341)	(1,485)
Cash costs net of by-product	7,002	(1,059)	3,389	9,332	6,764	(1,883)	3,232	8,113
Amortization and depletion	2,379	579	313	3,271	1,708	1,390	1,046	4,144
Share-based compensation	30	31	31	92	77	77	76	230
Opening finished goods depletion	(422)	(48)	(8)	(478)	(217)	(86)	(84)	(387)
Closing finished goods depletion	1,150	39	19	1,208	341	57	50	448
Total production costs	$10,139	($458)	$3,744	$13,425	$8,673	($445)	$4,320	$12,548

	Three Months Ended June 30, 2017				Three Months Ended June 30, 2016
	Guanacevi	Bolanitos	El Cubo	Total	Guanacevi	Bolanitos	El Cubo	Total
Throughput tonnes	74,984	113,875	115,084	303,943	98,756	136,322	142,120	377,198
Payable silver ounces	468,753	221,776	426,270	1,116,799	625,384	265,810	619,915	1,511,109

Cash costs per ounce	$14.94	($4.78)	$7.95	$8.36	$10.82	($7.08)	$5.21	$5.37
Total production costs per oz	$21.63	($2.07)	$8.78	$12.02	$13.87	($1.67)	$6.97	$8.30
Direct production costs per tonne	$111.42	$66.60	$83.38	$84.01	$83.38	$63.94	$74.51	$73.01

22

Expressed in thousands US	Six Months Ended June 30, 2017				Six Months Ended June 30, 2016
dollars	Guanacevi	Bolanitos	El Cubo	Total	Guanacevi	Bolanitos	El Cubo	Total
Direct production costs	$16,907	$12,791	$17,833	$47,531	$14,341	$16,629	$25,849	$56,819
Royalties	562	102	116	780	195	141	149	485
Special mining duty (1)	-	285	(96)	189	200	455	-	655
Opening finished goods	(3,948)	-	(385)	(4,333)	(1,298)	(619)	(798)	(2,715)
Closing finished goods	3,155	556	632	4,343	1,900	342	395	2,637
Direct production costs	16,676	13,734	18,100	48,510	15,338	16,948	25,595	57,881
By-product gold sales	(2,856)	(15,779)	(11,448)	(30,083)	(3,363)	(20,442)	(14,599)	(38,404)
Opening gold inventory fair market value	771	-	253	1,024	337	471	557	1,365
Closing gold inventory fair market value	(784)	(679)	(427)	(1,890)	(292)	(852)	(341)	(1,485)
Cash costs net of by-product	13,807	(2,724)	6,478	17,561	12,020	(3,875)	11,212	19,357
Amortization and depletion	5,752	993	639	7,384	3,575	3,325	2,398	9,298
Share-based compensation	30	31	31	92	96	95	95	286
Opening finished goods depletion	(567)	-	(1)	(568)	(203)	(261)	(242)	(706)
Closing finished goods depletion	1,150	39	19	1,208	341	57	50	448
Total production costs	$20,172	($1,661)	$7,166	$25,677	$15,829	($659)	$13,513	$28,683

	Six Months Ended June 30, 2017				Six Months Ended June 30, 2016
	Guanacevi	Bolanitos	El Cubo	Total	Guanacevi	Bolanitos	El Cubo	Total
Throughput tonnes	162,583	208,226	236,356	607,165	197,532	273,450	314,769	785,751
Payable silver ounces	998,424	383,750	788,735	2,170,909	1,275,065	586,996	1,122,730	2,984,791

Cash costs per ounce	$13.83	($7.10)	$8.21	$8.09	$9.43	($6.60)	$9.99	$6.49
Total production costs per oz	$20.20	($4.33)	$9.09	$11.83	$12.41	($1.12)	$12.04	$9.61
Direct production costs per tonne	$102.57	$65.96	$76.58	$79.90	$77.65	$61.98	$81.31	$73.66

(1) Special mining duty is an EBITDA royalty tax presented as a current income tax in accordance with IFRS.

23

All-in sustaining costs per ounce and all-in costs per ounce are measures developed by the World Gold Council (and used as a standard of the Silver Institute) in an effort to provide a comparable standard within the precious metal industry; however, there can be no assurance that Endeavour’s reporting of these non-IFRS measures are similar to those reported by other mining companies. These measures are used by the Company to manage and evaluate operating performance at each of the Company’s operating mining units and consolidated group, and are widely reported in the silver mining industry as a benchmark for performance, but do not have a standardized meaning and are disclosed in addition to IFRS measures. The following tables provide a detailed reconciliation of these measures to Endeavour’s cost of sales, as reported in the Company’s consolidated financial statements.

Expressed in thousands US dollars	Three Months Ended June 30, 2017				Three Months Ended June 30, 2016
	Guanacevi	Bolanitos	El Cubo	Total	Guanacevi	Bolanitos	El Cubo	Total
Cash costs net of by-product	$7,002	($1,059)	$3,389	$9,332	$6,764	($1,883)	$3,231	$8,112
Operations stock based compensation	30	31	31	92	77	77	76	230
Corporate general and administrative	362	473	534	1,369	865	374	837	2,076
Corporate stock based compensation	298	350	392	1,040	433	194	398	1,025
Reclamation - amortization/accretion	7	5	10	22	7	4	10	21
Mine site expensed exploration	98	636	133	867	409	42	39	490
Capital expenditures sustaining	5,048	364	4,720	10,132	4,024	62	(127)	3,959
All In Sustaining Costs	$12,845	$800	$9,209	$22,854	$12,579	($1,130)	$4,464	$15,913
Growth exploration				3,323				1,382
Growth capital expenditures				1,647				70
All In Costs				$27,824				$17,365

	Three Months Ended June 30, 2017				Three Months Ended June 30, 2016
	Guanacevi	Bolanitos	El Cubo	Total	Guanacevi	Bolanitos	El Cubo	Total
Throughput tonnes	74,984	113,875	115,084	303,943	98,756	136,322	142,120	377,198
Payable silver ounces	468,753	221,776	426,270	1,116,799	625,384	265,810	619,915	1,511,109

Sustaining cost per ounce	$27.40	$3.61	$21.60	$20.46	$20.11	($4.25)	$7.20	$10.53
All In costs per ounce				$24.91				$11.49

Expressed in thousands US dollars	Six Months Ended June 30, 2017				Six Months Ended June 30, 2016
	Guanacevi	Bolanitos	El Cubo	Total	Guanacevi	Bolanitos	El Cubo	Total
Cash costs net of by-product	$13,807	($2,724)	$6,478	$17,561	$12,020	($3,875)	$11,212	$19,357
Operations stock based compensation	30	31	31	92	96	95	95	286
Corporate general and administrative	874	998	1,113	2,985	1,577	726	1,388	3,691
Corporate stock based compensation	392	447	499	1,338	593	273	522	1,388
Reclamation - amortization/accretion	14	9	20	43	14	8	20	42
Mine site expensed exploration	229	739	487	1,455	433	139	327	899
Capital expenditures sustaining	10,081	694	7,831	18,606	6,260	364	6	6,630
All In Sustaining Costs	$25,427	$194	$16,459	$42,080	$20,993	($2,270)	$13,570	$32,293
Growth exploration				5,440				2,117
Growth capital expenditures				2,133				486
All In Costs				$49,653				$34,896

	Six Months Ended June 30, 2017				Six Months Ended June 30, 2016
	Guanacevi	Bolanitos	El Cubo	Total	Guanacevi	Bolanitos	El Cubo	Total
Throughput tonnes	162,583	208,226	236,356	607,165	197,532	273,450	314,769	785,751
Payable silver ounces	998,424	383,750	788,735	2,170,909	1,275,065	586,996	1,122,730	2,984,791
Silver equivalent production	1,158,394	1,322,549	1,474,559	3,955,502	1,486,262	1,795,784	1,992,500	5,274,546

Sustaining cost per ounce	$25.47	$0.51	$20.87	$19.38	$16.46	($3.87)	$12.09	$10.82
All In costs per ounce				$22.87				$11.69

24

Silver co-product cash costs and gold co-product cash costs are measures used by the Company to manage and evaluate operating performance at each of the Company’s operating mining units and consolidated group, but do not have a standardized meaning and are disclosed in addition to IFRS measures. The following tables provide a detailed reconciliation of these measures to the Company’s cost of sales, as reported in its consolidated financial statements.

Expressed in thousands US dollars	Three Months Ended June 30, 2017				Three Months Ended June 30, 2016
	Guanacevi	Bolanitos	El Cubo	Total	Guanacevi	Bolanitos	El Cubo	Total
Direct production costs	$6,790	$7,492	$9,200	$23,482	$7,527	$8,329	$11,119	$26,975
Royalties	219	59	62	340	115	75	86	276
Special mining duty (1)	-	191	(9)	182	22	507	-	529
Opening finished goods	(1,809)	(714)	(289)	(2,812)	(1,330)	(537)	(1,010)	(2,877)
Closing finished goods	3,155	556	632	4,343	1,900	342	395	2,637
Direct production costs	8,355	7,584	9,596	25,535	8,234	8,716	10,590	27,540

	Three Months Ended June 30, 2017				Three Months Ended June 30, 2016
	Guanacevi	Bolanitos	El Cubo	Total	Guanacevi	Bolanitos	El Cubo	Total
Silver production	468,741	231,016	444,031	1,143,788	629,221	276,885	645,745	1,551,851
Average realized silver price	17.16	17.16	17.16	17.16	16.54	16.54	16.54	16.54
Silver value	8,043,596	3,964,235	7,619,572	19,627,402	10,407,315	4,579,678	10,680,622	25,667,616

Gold production	1,079	6,965	5,014	13,058	1,365	8,470	5,814	15,649
Average realized gold price	1,270	1,270	1,270	1,270	1,289	1,289	1,289	1,289
Gold value	1,370,330	8,845,550	6,367,780	16,583,660	1,759,485	10,917,830	7,494,246	20,171,561

Total metal value	9,413,926	12,809,785	13,987,352	36,211,062	12,166,800	15,497,508	18,174,868	45,839,177
Pro-rated silver costs	85%	31%	54%	54%	86%	30%	59%	56%
Pro-rated gold costs	15%	69%	46%	46%	14%	70%	41%	44%

Silver co-product cash costs	$15.23	$10.16	$11.77	$12.10	$11.19	$9.30	$9.64	$9.94
Gold co-product cash costs	$1,127	$752	$871	$896	$872	$725	$751	$774

25

Expressed in thousands US dollars	Six Months Ended June 30, 2017				Six Months Ended June 30, 2016
	Guanacevi	Bolanitos	El Cubo	Total	Guanacevi	Bolanitos	El Cubo	Total
Direct production costs	$16,907	$12,791	$17,833	$47,531	$14,341	$16,629	$25,849	$56,819
Royalties	562	102	116	780	195	141	149	485
Special mining duty (1)	-	285	(96)	189	200	455	-	655
Opening finished goods	(3,948)	-	(385)	(4,333)	(1,298)	(619)	(798)	(2,715)
Finished goods NRV adjustment	-	-	-	-	-	-	-	-
Closing finished goods	3,155	556	632	4,343	1,900	342	395	2,637
Direct production costs	16,676	13,734	18,100	48,510	15,338	16,948	25,595	57,881

	Six Months Ended June 30, 2017				Six Months Ended June 30, 2016
	Guanacevi	Bolanitos	El Cubo	Total	Guanacevi	Bolanitos	El Cubo	Total
Silver production	999,424	399,739	821,599	2,220,762	1,280,952	611,454	1,169,510	3,061,916
Average realized silver price	17.51	17.51	17.51	17.51	15.86	15.86	15.86	15.86
Silver value	17,499,914	6,999,430	14,386,198	38,885,543	20,315,899	9,697,660	18,548,429	48,561,988

Gold production	2,271	13,183	9,328	24,782	2,933	16,919	11,757	31,609
Average realized gold price	1,275	1,275	1,275	1,275	1,254	1,254	1,254	1,254
Gold value	2,895,525	16,808,325	11,893,200	31,597,050	3,677,982	21,216,426	14,743,278	39,637,686

Total metal value	20,395,439	23,807,755	26,279,398	70,482,593	23,993,881	30,914,086	33,291,707	88,199,674
Pro-rated silver costs	86%	29%	55%	55%	85%	31%	56%	55%
Pro-rated gold costs	14%	71%	45%	45%	15%	69%	44%	45%

Silver co-product cash costs	$14.32	$10.10	$12.06	$12.05	$10.14	$8.69	$12.19	$10.41
Gold co-product cash costs	$1,042	$736	$878	$878	$802	$687	$964	$823

(1) Special mining duty is an EBITDA royalty tax presented as a current income tax in accordance with IFRS.

26

Quarterly Results and Trends

The following table presents selected financial information for each of the most recent eight quarters:

Table in thousands of U.S. dollars except for	2017		2016				2015
share numbers and per share amounts
	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Revenue	$32,636	$36,441	$28,650	$42,066	$44,510	$41,541	$41,991	$42,737
Direct cost	23,483	24,048	21,044	24,033	26,975	29,844	32,033	30,447
Royalties	340	440	1,216	247	276	209	237	304
Mine operating cash flow	8,813	11,953	6,390	17,786	17,259	11,488	9,721	11,986
Share-based compensation	92	-	-	(208)	230	56	83	109
Amortization and depletion	3,271	4,113	1,893	2,761	4,144	5,154	10,674	9,768
Mine operating earnings (loss)	$5,450	$7,840	$4,497	$15,233	$12,885	$6,278	($1,270)	$2,109

Net earnings (loss)	($16)	$6,035	($5,204)	$5,586	$1,699	$1,829	(136,245)	(14,079)
Impairment charge, net of tax	-	-	-	-	-	-	134,000	-
Write down of marketable securities	-	-	-	-	-	-	-	4,785
Adjusted earnings (loss)	($16)	$6,035	($5,204)	$5,586	$1,699	$1,829	(2,245)	(9,294)

Basic earnings (loss) per share	$0.00	$0.05	($0.04)	$0.04	$0.01	$0.02	($1.33)	($0.14)
Diluted earnings (loss) per share	$0.00	$0.05	($0.04)	$0.04	$0.01	$0.02	($1.33)	($0.14)
Weighted shares outstanding	127,318,926	127,095,764	126,676,562	125,277,591	113,236,504	104,646,404	102,054,670	101,976,901

Net earnings (loss)	($16)	$6,035	($5,204)	$5,586	$1,699	$1,829	($136,245)	($14,079)
Amortization and depletion	3,333	4,182	1,994	2,834	4,211	5,222	10,775	9,849
Finance costs	208	236	246	345	294	287	331	370
Current income tax	545	299	132	2,732	3,480	1,411	628	2,095
Deferred income tax	(403)	(1,797)	991	(693)	459	(103)	(4,014)	3,110
Impairment charges	-	-	-	-	-	-	134,000	-
EBITDA	$3,667	$8,955	($1,841)	$10,804	$10,143	$8,646	$5,475	$1,345

27

The following table presents selected production information for each of the most recent eight quarters:

Highlights	2017		2016				2015
	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Processed tonnes	303,943	303,222	317,555	355,611	377,198	408,553	408,092	404,878
Guanaceví	74,984	87,599	87,850	82,059	98,756	98,776	105,039	111,469
Bolañitos	113,875	94,351	101,568	132,686	136,322	137,128	103,878	109,124
El Cubo	115,084	121,272	128,137	140,866	142,120	172,649	199,175	184,285
Silver ounces	1,143,788	1,076,974	1,088,845	1,284,646	1,551,851	1,510,065	1,732,765	1,820,282
Guanaceví	468,741	530,683	540,708	542,385	629,221	651,731	761,769	867,292
Bolañitos	231,016	168,723	185,813	255,350	276,885	334,569	251,363	300,988
El Cubo	444,031	377,568	362,324	486,911	645,745	523,765	719,633	652,002
Silver grade	135	126	123	133	148	137	156	163
Guanaceví	219	213	211	235	232	249	269	285
Bolañitos	78	66	71	76	80	94	90	105
El Cubo	137	111	103	128	156	108	131	124
Silver recovery	86.6	87.4	87.0	84.3	86.2	83.7	84.6	85.7
Guanaceví	88.8	88.5	90.7	87.5	85.4	82.4	83.9	84.9
Bolañitos	80.9	84.3	80.1	78.8	79.0	80.7	83.6	81.7
El Cubo	87.6	87.2	85.4	84.0	90.6	87.4	85.8	88.7
Gold ounces	13,058	11,724	11,402	14,364	15,649	15,960	15,433	15,319
Guanaceví	1,079	1,192	1,232	1,163	1,365	1,568	1,775	1,792
Bolañitos	6,965	6,218	5,926	7,875	8,470	8,449	5,166	5,397
El Cubo	5,014	4,314	4,244	5,326	5,814	5,943	8,492	8,130
Gold grade	1.58	1.41	1.35	1.55	1.58	1.50	1.40	1.39
Guanaceví	0.50	0.49	0.49	0.51	0.49	0.56	0.61	0.58
Bolañitos	2.27	2.40	2.22	2.30	2.38	2.33	1.88	1.95
El Cubo	1.6	1.31	1.24	1.46	1.56	1.38	1.57	1.54
Gold recovery	84.6	85.2	83.0	80.8	81.9	81.0	83.9	84.9
Guanaceví	89.5	86.4	89.0	86.4	87.7	88.5	86.2	86.2
Bolañitos	83.8	85.4	81.7	80.3	81.2	82.2	82.3	78.9
El Cubo	84.7	84.5	83.1	80.5	81.6	77.6	84.5	89.1
Cash costs per oz	$8.36	$7.81	$9.39	$5.27	$5.37	$7.63	$9.76	$8.11
Guanaceví	$14.94	$12.85	$12.66	$11.12	$10.82	$8.09	$10.57	$7.98
Bolañitos	($4.78)	($10.28)	($4.87)	($15.17)	($7.08)	($6.20)	$8.09	$7.68
El Cubo	$7.95	$8.52	$11.65	$9.16	$5.21	$15.87	$9.45	$8.48
Total cost per oz(1)	$12.02	$11.62	$11.31	$7.28	$8.30	$10.95	$16.11	$13.57
Guanaceví	$21.63	$18.94	$15.84	$14.15	$13.87	$11.01	$13.06	$10.15
Bolañitos	($2.07)	($7.43)	($3.59)	($13.20)	($1.67)	($0.67)	$17.94	$15.55
El Cubo	$8.78	$9.44	$11.92	$9.99	$6.97	$18.29	$18.80	$17.36
AISC per oz	$20.46	$18.24	$20.11	$11.47	$10.53	$11.12	$17.33	$15.05
Guanaceví	$27.40	$23.78	$26.74	$21.53	$20.11	$12.95	$14.67	$12.76
Bolañitos	$3.61	($3.82)	$1.02	($11.16)	($4.25)	($3.55)	$18.15	$14.40
El Cubo	$21.60	$20.00	$19.62	$11.60	$7.20	$18.11	$19.96	$18.48
Costs per tonne	$84.01	$75.77	$70.72	$71.18	$73.01	$74.26	$80.39	$75.07
Guanaceví	$111.42	$94.99	$93.60	$93.24	$83.38	$71.92	$93.59	$79.15
Bolañitos	$66.60	$65.18	$54.35	$49.03	$63.94	$60.03	$72.31	$70.17
El Cubo	$83.38	$70.12	$68.01	$79.20	$74.51	$86.91	$77.65	$75.50

(1)	Total Production Cost per ounce

28

Key Economic Trends

Precious Metal Price Trends

The prices of silver and gold are the largest single factor in determining profitability and cash flow from operations, therefore, the financial performance of the Company has been, and is expected to continue to be, closely linked to the prices of silver and gold. During 2017, the average price of silver was $17.31 per ounce, with silver trading between $15.95 and $18.56 per ounce based on the London Fix silver price. This compares to an average of $15.67 per ounce during the first half of 2016, with a low of $13.58 and a high of $18.36 per ounce. During 2017, the Company realized an average price of $17.51 per silver ounce compared with $15.86 for the corresponding period in 2016.

During 2017, the average price of gold was $1,238 per ounce, with gold trading between $1,151 and $1,284 per ounce based on the London Fix PM gold price. This compares to an average of $1,222 per ounce during the first half of 2016, with a low of $1,077 and a high of $1,324 per ounce. During 2017, the Company realized an average price of $1,275 per ounce compared with $1,254 for the corresponding period in 2016.

The major influences on precious metals prices from Q3, 2014 to January 2016 included weaker investment demand, selling from precious metal exchange traded funds, as well as strong U.S. equity and bond markets that pulled investments from other asset classes, including precious metals. In addition, precious metal prices were also affected by an expectation of improving economic conditions, which led to the reduction of the U.S. Federal Reserve’s quantitative easing program in 2014 and the anticipation of rising borrowing rates over the past two years. From February 2016, supply concerns, prevailing low to negative interest rates and political uncertainty led to renewed investment demand in precious metals. However, nearing the end of 2016, the U.S. election results revived sentiment in favour of the U.S. economy and U.S. dollar, resulting in both silver and gold prices depreciating against the U.S. currency. In 2017, investor uncertainty surrounding the effectiveness of the U.S. administration and its policies, particularly escalating signals of implementing tariffs has renewed interest in precious metals.

29

Currency Fluctuations

The Company’s operations are located in Mexico and therefore a significant portion of operating costs and capital expenditures are denominated in Mexican pesos. The Company’s corporate activities are based in Vancouver, Canada with the significant portion of these expenditures being denominated in Canadian dollars. Generally, as the U.S. dollar strengthens, these currencies weaken, and as the U.S. dollar weakens, these currencies strengthen.

During the first half of 2017, the Mexican peso reversed trend and significantly appreciated against the U.S. dollar. During 2017, the average foreign exchange rate was $19.42 Mexican pesos per U.S. dollar, with the peso trading within a range of $17.88 to $21.92. This compares to an average of $18.06 during the first half of 2016, with a range of $17.17 to $19.09 Mexican pesos per U.S. dollar. The reversal of the trend is attributed to the correction from the sharp fall during the U.S. election and from rising oil prices.

During 2017, the Canadian dollar appreciated compared to the same period in 2016, however has remained relatively flat over the past twelve months. During the first half of 2017, the average foreign exchange rate was $1.334 Canadian dollar per U.S. dollar, with the Canadian dollar trading within a range of $1.374 and $1.296. This compares to an average of $1.331 during the first half of 2016, within a range of $1.253 and $1.460 Canadian dollar per U.S. dollar.

30

Cost Trends

The Company’s profitability is subject to industry wide cost pressures on development and operating costs with respect to labour, energy, consumables and capital expenditures. Underground mining is labour intensive and approximately 33% of Endeavour’s production costs are directly tied to labour. In order to mitigate the impact of higher labour and consumable costs, the Company focuses on continuous improvement by promoting more efficient use of materials and supplies and by pursuing more advantageous pricing while increasing performance and without compromising operational integrity.

2017 Outlook

Production

In 2017, the Company’s planned to produce at slightly lower throughput and higher silver grades compared to 2016, resulting in similar silver production and slightly lower gold production. In the near term, Endeavour plans to continue investing significantly in exploration and development programs to extend the existing mine lives and build new mines to fuel future growth.

In January, management guided silver production to be in the range of 5.2 to 5.7 million oz and gold production was expected be in the 50,000 to 53,000 oz range. Within this guidance, management estimated Guanaceví 2017 production to range between 2.4 to 2.6 million silver ounces and 5,300 to 6,300 gold ounces. Slower mine development due to narrower vein widths than in the resource model has resulted in lower mine output than planned. Management estimates production to range from 800-900 tonnes per day, generating 1.0 to 1.1 million silver ounces and 2,100 to 2,200 gold ounces in the second half of 2017. This change in estimate results in Guanaceví 2017 full year forecast production to be 2.0 -2.1 million ounces and 4,400 to 4,500 gold ounces.

Silver production is now expected to be in the range of 4.8 -5.2 million oz and gold production is expected be in the 49,100-51,200 oz range. Silver equivalent production is forecast to be 8.5 -9.0 million oz using a 75:1 silver:gold ratio, as shown in the table below.

Mine	Silver (M oz)	Gold (K oz)	Ag Eq (M oz)	Tonnes/Day (tpd)
Guanaceví	2.0-2.1	4.4-4.5	2.3-2.4	800-900
Bolañitos	0.9-1.0	21.5-22.5	2.5-2.7	1,000-1,100
El Cubo	1.9-2.1	23.2-24.2	3.6-3.9	1,300-1,500
Total	4.8-5.2	49.1-51.2	8.5-9.0	3,100-3,500

31

Operating Costs

Costs have been higher than January guidance due the lower mine output than planned and the appreciation of the Mexican peso. Cash costs remained within the guidance range as higher gold grades offset the lower throughput.

Using the 2017 annual guidance assumptions of $17 per oz silver price, $1,190 per oz gold price, and 20:1 Mexican peso per U.S. dollar exchange rate, cash costs, net of gold by-product credits, are now expected to be $7.00 to $8.00 per oz of silver produced in 2017. Consolidated cash costs on a co-product basis are anticipated to be $10.75 to $11.75 per oz silver and $825 to $900 per oz gold.

All-in sustaining costs of production, net of gold by-product credits, in accordance with the World Gold Council standard, are estimated to be $15.25 to $16.25 per oz of silver produced in 2017. When non-cash items such as stock-based compensation are excluded, all-in sustaining costs of production are estimated to be in the $14.75 to $15.75 range. Direct operating costs are estimated to be in the range of $75 to $80 per tonne.

Capital Investments

During 2016, management focused on reducing sustaining exploration and capital investments at low precious metals prices to ensure positive cash flow for the Company. In 2017, Endeavour plans to invest $43.3 million on capital projects at the three operating mines, including $7.7 million of growth capital, all primarily for mine development, in order to access reserves and resources for mining. At today’s prices, the investments at operations will be covered by operating cash flow, while exploration and growth capital will be funded by the Company’s treasury.

At Guanaceví, 9.2 km of mine development are budgeted at $11.3 million in the North Porvenir and Santa Cruz mines, which have been in production since 2004 and 2012, respectively. An additional $2.2 million is budgeted for ventilation, underground electrical and water control throughout the mine. The remaining $3.2 million is budgeted for new mobile equipment to aid the significant planned development, site infrastructure and equipment.

Management has also approved an additional 2.5 km of development, budgeted at $7.1 million, to access two new ore bodies currently not in production. The development is expected to commence in the second quarter of 2017 depending on permitting.

At Bolañitos, 5.0 km of mine development are budgeted at $5.1 million to access reserves and resources in LL-Asunción, Plateros, and mineralized fill from historic stopes not included in resources. An additional $0.5 million is planned to purchase various mine equipment required for the year.

At El Cubo, 7.8 km of mine development are budgeted at $8.4 million, and $2.0 million is budgeted for supporting underground infrastructure mainly in the Villalpando vein. An additional $1.4 million is budgeted for mobile mine equipment and $1.4 million on plant equipment and infrastructure.

Mine	Mine Development	Other Capital	Sustaining Capital	Growth Capital
Guanaceví	$13.5 million	$3.2 million	$16.7 million	$7.1 million
Bolañitos	$5.1 million	$0.6 million	$ 5.7 million	-
El Cubo	$10.4 million	$2.8 million	$13.2 million	-
Corporate	-	-	-	$0.6 million
Total	$29.0 million	$6.6 million	$35.6 million	$7.7 million

32

Liquidity and Capital Resources

Cash and cash equivalents decreased from $72.3 million at December 31, 2016 to $52.2 million at June 30, 2017, while the amount drawn on the credit facility decreased by $5.0 million to $4.0 million. The Company had working capital of $75.2 million at June 30, 2017 (December 31, 2016 - $81.6 million). The $6.4 million decrease in working capital was generated from operating activities, offset by re-investment into the long-term future of the mines and repayment of the credit facility.

Operating activities generated cash of $5.4 million during the first half of 2017 compared to generating $7.4 million of cash during the same period in 2016. The significant non-cash adjustments to the net income of $6.0 million were amortization and depletion of $7.5 million, share-based compensation of $1.6 million, finance costs of $0.4 million, a deferred income tax recovery of $2.0 million, an unrealized foreign exchange gain of $0.4 million and a change in non-cash working capital of $7.9 million. The change in non-cash working capital was primarily due to the reduction of the credit facility, payment of income taxes and special mining duty, offset by an increase in accounts payable, and an increase in accounts receivable and inventories.

Investing activities during the period used $20.7 million compared to $6.6 million in the same period of 2016. The investments in 2017 primarily relate to mine development at Guanaceví and El Cubo. The investments in 2016 primarily relate to mine development at Guanaceví, offset by proceeds on the sale of available for sale assets and a return of a long term deposit.

Capital spending totaled $21.2 million in property, plant and equipment during the first half 2017 of which $20.7 million was in cash. At Guanaceví, the Company invested $10.6 million, with $8.1 million spent on 5.6 kilometres of mine development, $1.6 million on mine equipment, $0.4 million on the plant and tailings dam, $0.3 million on upgrading information technology infrastructure, and $0.1 million on vehicles. At El Cubo, the Company invested $7.8 million, including $6.0 million on 5.1 kilometres of mine development, $1.2 million on mine equipment, $0.5 million on the plant, and $0.2 million on other equipment. At Bolañitos, the Company invested $0.6 million on various equipment. The Company spent $0.9 million on the Calicanto and Veta Grande property acquisitions, $0.2 million on concession taxes, $0.2 million on El Compas infrastructure and $0.4 million on corporate office and equipment.

Financing activities during the first half of 2017 decreased cash by $5.2 million, compared to increasing cash by $35.7 million during the same period in 2016. During the first half of 2017, the Company paid $5.0 million to reduce its credit facility and $0.3 million in interest, offset by proceeds of $0.1 million received from exercised stock options. By comparison, during the first half of 2016, the Company paid $8.0 million to reduce its credit facility, paid $0.4 million in interest, paid debt issuance costs of $0.5 million, reduced its finance lease obligation by $0.4 million which was offset by gross proceeds through an at-the-market financing of $41.1 million, proceeds of $5.3 million received from exercised stock options and paid $1.4 million in share issue costs.

Management of the Company believes that operating cash flow and existing working capital will be sufficient to cover 2017 capital requirements and commitments.

As at June 30, 2017, the Company’s issued share capital was $450.6 million, representing 127,456,410 common shares, and the Company had options outstanding to purchase 5,977,050 common shares with a weighted average exercise price of CAN $4.01.

33

Pursuant to an amended and restated credit agreement with The Bank of Nova Scotia (“Scotiabank”) dated April 15, 2016 (the “Credit Agreement”), the Company has a credit facility with Scotiabank for general corporate purposes. The Credit Agreement provides for a two-year term loan of $22 million (the “Loan”), amortized quarterly and expiring December 31, 2017, with $2.5 million to be repaid each quarter. The interest rate margin on the Loan is 4.5% over LIBOR. The Loan is principally secured by a pledge of the Company’s equity interests in its material operating subsidiaries, including Refinadora Plata Guanaceví SA de CV, Minas Bolañitos SA de CV and Compania Minera del Cubo SA de CV. The Credit Agreement contains a number of covenants that impose financial or operating restrictions on the

Company, including a provision that “Tangible Net Worth of the Company” for the purposes of the Loan must be greater than $45.9 million. At June 30, 2017, the Company had $4.0 million outstanding under the Loan. The Company paid $0.3 million of interest expense during the period in financing costs.

	Facility Financial
Facility Financial Covenants	Requirements	Jun 30, 2017	Dec 31, 2016
Leverage ratio	< 3.00:1	0.16	0.29
Interest service coverage ratio	> 4.00:1	42	45
Tangible net worth (000's)	>45,900	141,392	133,215

Contingencies

Minera Santa Cruz y Garibaldi SA de CV (“MSCG”), a subsidiary of the Company, received a MXN 238 million assessment on October 12, 2010 by Mexican fiscal authorities for failure to provide the appropriate support for certain expense deductions taken in MSCG’s 2006 tax return, failure to provide appropriate support for loans made to MSCG from affiliated companies, and deemed an unrecorded distribution of dividends to shareholders, among other individually immaterial items. MSCG immediately initiated a Nullity action and filed an administrative attachment to dispute the assessment.

In June 2015, the Superior Court ruled in favour of MSCG on a number of the matters under appeal; however, the Superior Court ruled against MSCG for failure to provide appropriate support for certain deductions taken in MSCG’s 2006 tax return. In June 2016, the Company received a MXN 122.9 million (U.S.$5.9 million) tax assessment based on the June 2015 ruling. The 2016 tax assessment comprised of MXN 41.8 million in taxes owed (U.S.$2.0 million), MXN 17.7 million (U.S.$0.9 million) in inflationary charges, MXN 40.4 million (U.S.$1.9 million) in interest and MXN 23.0 million (U.S.$1.1 million) in penalties. The 2016 tax assessment was issued for failure to provide the appropriate support for certain expense deductions taken in MSCG’s 2006 tax return, failure to provide appropriate support for loans made to MSCG from affiliated companies. If MSCG agrees to pay the tax assessment, or a lesser settled amount, it is eligible to apply for forgiveness of 100% of the penalties and 50% of the interest.

The Company filed an appeal against the June 2016 tax assessment on the basis that certain items rejected by the courts were included in the new tax assessment and a number of deficiencies exist within the assessment.

Included in the Company’s consolidated financial statements, are net assets of $595,000, including $42,000 in cash, held by MSCG. Following the Tax Court’s rulings, MSCG has been in discussions with the tax authorities with regards to the shortfall of assets within MSCG to settle its estimated tax liability. An alternative settlement option would be to transfer the shares and assets of MSCG to the tax authorities. As of December 31, 2016, the Company recognized an allowance for transferring the shares and assets of MSCG amounting to $595,000. The Company is currently assessing MSCG’s settlement options based on ongoing court proceedings and discussion with the tax authorities.

34

On acquisition of the El Cubo operation, under the terms of the acquired Las Torres lease, the Company was required to provide financial guarantees to the owner of the Las Torres Facility as security against any environmental damages. As at December 31, 2016, there was a $1 million letter of credit provided by the Company as security to the owner of the Las Torres facility that expires on August 14, 2018.

Capital Requirements

See 2017 Outlook on page 31 for discussion on planned capital and exploration expenditures.

Contractual Obligations

The Company had the following contractual obligations at June 30, 2017:

Payments due by period (in thousands of dollars)
Contractual Obligations	Total	Less than 1 year	1 - 3 years	3 - 5 years	More than 5
					years
Capital Assets purchases	$243	$243	$-	$-	$-
Operating lease	2,868	237	488	507	1,636
Credit facility	4,000	4,000	-
Other Long-Term Liabilities	7,889	-	7,889	-	-
Total	$15,000	$4,480	$8,377	$507	$1,636

Transactions with Related Parties

The Company shares common administrative services and office space with Canarc and with Aztec Metals Corp., which are considered related party companies by virtue of Bradford Cooke being a common director. From time to time, Endeavour incurs third-party costs on behalf of the related parties which are charged on a full cost recovery basis. The charges for these costs totaled $16,000 for the period ended June 30, 2017 (June 30, 2016 - $22,000). The Company had a $7,000 net receivable related to administration costs outstanding as at June 30, 2017 (December 31, 2016 – $4,000).

For the period ended June 30, 2017, the Company was charged $42,000 (June 30, 2016 - $210,000) for legal services by Koffman Kalef LLP, a firm in which the Company’s corporate secretary is a partner.

Financial Assets and Liabilities

As at June 30, 2017, the carrying and fair values of Endeavour’s financial instruments by category were as follows:

	As at June 30, 2017		As at December 31, 2016

Expressed in thousands US dollars	Carrying value	Estimated Fair	Carrying value	Estimated Fair
		value		value
Financial assets:
Cash and cash equivalents	$52,237	$52,237	$72,317	$72,317
Available for sale assets	193	193	85	85
Trade receivables	5,635	5,635	6,703	6,703
Other receivables	24,746	24,746	18,857	18,857
Total financial assets	$82,811	$82,811	$97,962	$97,962

Financial liabilities:
Accounts payable and accrued liabiities	$18,543	$18,543	$18,229	$18,229
Credit facility	4,000	4,000	9,000	9,000
Total financial liabilities	$22,543	$22,543	$27,229	$27,229

35

Fair value hierarchy:

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 inputs are quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices that are observable for the asset or liability (for example, interest rate and yield curves observable at commonly quoted intervals, forward pricing curves used to value currency and commodity contracts and volatility measurements used to value option contracts), or inputs that are derived principally from or corroborated by observable market data or other means. Level 3 inputs are unobservable (supported by no or little market activity). The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs.

Financial assets measured at fair value on a recurring basis include:

As at June 30, 2017
Expressed in thousands US dollars	Total	Level 1	Level 2	Level 3
Financial assets:
Available for sale securities	$193	$193	$-	$-
Trade receivables	5,635	-	5,635	-
Total financial assets	$5,828	$193	$5,635	$-

Financial liabilities:
Deferred share units	$1,596	$1,596	$-	$-
Total financial liabilities	$1,596	$1,596	$-	$-

Available for sale securities

The Company holds marketable securities classified as Level 1 in the fair value hierarchy and as available for sale financial assets. The fair values of available for sale investments are determined based on a market approach reflecting the closing price of each particular security at the reporting date. The closing price is a quoted market price obtained from the stock exchange that is the principal active market for the particular security, being the market with the greatest volume and level of activity for the assets. Changes in fair value on available for sale marketable securities are recognized in other comprehensive income or loss, unless there is objective evidence of impairment.

Trade receivables

The trade receivables consist of receivables from provisional silver and gold sales from the Bolañitos and El Cubo mine. The fair value of receivables arising from concentrate sales contracts that contain provisional pricing mechanisms is determined using the appropriate quoted closing price on the measurement date from the exchange that is the principal active market for the particular metal. As such, these receivables, which meet the definition of an embedded derivative, are classified within Level 2 of the fair value hierarchy.

Deferred share units

The Company has a Deferred Share Unit (“DSU”) plan whereby deferred share units may be granted to independent directors of the Company in lieu of compensation in cash or share purchase options. The DSUs vest immediately and are redeemable for cash based on the market value of the units at the time of a director’s retirement. The DSU’s are classified as Level 1 in the fair value hierarchy. The liability is determined based on a market approach reflecting the closing price of the Company’s stock at the reporting date. Changes in fair value are recognized in general and administrative salaries, wages and benefits.

36

Financial Instrument Risk Exposure and Risk Management

The Company is exposed in varying degrees to a variety of financial instrument related risks. The Board approves and monitors the risk management process. The types of risk exposure and the way in which such exposure is managed is provided as follows:

Credit Risk

The Company is exposed to credit risk on its bank accounts, investments and accounts receivable. Credit risk exposure on bank accounts and short term investments is limited through maintaining the Company’s balances with high-credit quality financial institutions, maintaining investment policies, assessing institutional exposure and continual discussion with external advisors. Value added tax receivables are generated on the purchase of supplies and services to produce silver which are refundable from the Mexican government. Trade receivables are generated on the sale of concentrate inventory to reputable metal traders.

Liquidity Risk

The Company ensures that there is sufficient capital in order to meet short-term business requirements. The Company’s policy is to invest cash at floating rates of interest, while cash reserves are to be maintained in cash equivalents in order to maintain liquidity after taking into account the Company’s holdings of cash equivalents, money market investments, marketable securities, receivables and available cash under the Credit Facility. The Company believes that these sources, operating cash flow and its policies will be sufficient to cover expected short-term cash requirements and commitments.

The Company’s Mexican subsidiaries pay value added tax, Impuesto al Valor Agregado (“IVA”), on the purchase and sale of goods and services. The net amount paid is recoverable but is subject to review and assessment by the tax authorities. The Company regularly files the required IVA returns and all supporting documentation with the tax authorities, however, the Company has been advised that certain IVA amounts receivable from the tax authorities are being withheld pending completion of the authorities’ audit of certain of the Company’s third-party suppliers. Under Mexican law the Company has legal rights to those IVA refunds and the results of the third party audits should have no impact on refunds. A smaller portion of IVA refund requests are from time to time improperly denied based on the alleged lack of compliance of certain formal requirements and information returns by the Company’s third-party suppliers. The Company takes necessary legal action on the delayed refunds as well as any improperly denied refunds.

These improper delays and denials have occurred within Compania Minera del Cubo (“El Cubo”) which is authorized at the state level compared to the Company’s other significant operating entities which are authorized at the federal level. At June 30, 2017, El Cubo holds $11,700 in IVA receivables which the Company and advisors deem to be recoverable from tax authorities (December 31, 2016 – $10,100). The Company is in regular contact with the tax authorities in respect of its IVA filings and believes the full amount of its IVA receivables will ultimately be received; however the timing of recovery of these amounts and the nature and extent of any adjustments to the Company’s IVA receivables remains uncertain.

Market Risk

The significant market risk exposures to which the Company is exposed are foreign currency risk, interest rate risk, and commodity price risk.

Foreign Currency Risk – The Company’s operations in Mexico and Canada make it subject to foreign currency fluctuations. Certain of the Company’s operating expenses are incurred in Mexican pesos and Canadian dollars; therefore, the fluctuation of the U.S. dollar in relation to these currencies will consequently have an impact upon the profitability of the Company and may also affect the value of the Company’s assets and the amount of shareholders’ equity. The Company has not entered into any agreements or purchased any instruments to hedge possible currency risks.

Interest Rate Risk – In respect of financial assets, the Company’s policy is to invest cash at floating rates of interest and cash reserves are to be maintained in cash equivalents in order to maintain liquidity. Fluctuations in interest rates impact the value of cash equivalents. The Credit Facility is subject to interest rate risk as amounts outstanding are subject to charges at a LIBOR-based rate plus 4.5%, payable according to the quoted rate term. The interest rate charge for the year was approximately 5.83% .. As at June 30, 2017, with other variables unchanged, a 10% increase in the LIBOR rate would be result in additional interest expense of $8,000.

37

Commodity Price Risk – Gold and silver prices have historically fluctuated significantly and are affected by numerous factors outside of the Company’s control, including, but not limited to, industrial and retail demand, central bank lending, forward sales by producers and speculators, levels of worldwide production, short-term changes in supply and demand because of speculative hedging activities and certain other factors. The Company has not engaged in any hedging activities, other than short-term metal derivative transactions less than 90 days, to reduce its exposure to commodity price risk. At June 30, 2017 there are 181,801 oz of silver and 3,124 oz of gold which do not have a final settlement price and the estimated revenues have been recognized at current market prices. As at June 30, 2017, with other variables unchanged, a 10% decrease in the market value of silver and gold would result in a reduction of revenue of $0.7 million.

Outstanding Share Data

As of August 2, 2017, the Company had the following securities issued and outstanding:

•	127,456,410 common shares
•	5,977,050 common shares issuable under stock options with a weighted average exercise price of CAN$4.01 per share expiring between November 8, 2017 and May 4, 2022.

The Company considers the items included in the consolidated statement of shareholders’ equity as capital. The Company’s objective when managing capital is to safeguard its ability to continue as a going concern so that it can continue to provide returns for shareholders and benefits for other stakeholders. The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, the Company may issue new shares through private placements, prospectus offerings, convertible debentures, asset acquisitions or return capital to shareholders. The Company is not subject to externally imposed capital requirements.

Changes in Accounting Policies and Critical Accounting Estimates

Accounting standards adopted during the period:

Amendments to IAS 7, Statement of Cash Flows (“IAS 7”)
On January 7, 2016, the IASB issued amendments to IAS 7. The amendments apply prospectively for annual periods beginning on or after January 1, 2017 with early adoption permitted. The amendments require disclosures that enable users of financial statements to evaluate changes in liabilities arising from financing activities, including both changes arising from cash flow and non-cash changes. The Company adopted these amendments in its financial statements for the annual period beginning on January 1, 2017 with no material impact on the financial statements

Amendments to IAS 12, Income Taxes (“IAS 12”)
On January 19, 2016, the IASB issued amendments to IAS 12. The amendments apply retrospectively for annual periods beginning on or after January 1, 2017. The amendments clarify that the existence of a deductible temporary difference depends solely on a comparison of the carrying amount of an asset and its tax basis at the end of the reporting period and is not affected by possible future changes in the carrying amount or expected manner of recovery of the asset. The amendments also clarify the methodology to determine future income tax profits used for assessing the utilization of deductible temporary differences. The Company adopted these amendments in its financial statements for the annual period beginning on January 1, 2017 with no material impact on the financial statements.

38

Changes in IFRS not yet adopted:

New standards and amendments have been proposed; however, they do not impact the condensed consolidated interim financial statements and are not anticipated to impact the Company’s annual consolidated financial statements. The nature and impact of each new standard and amendment applicable to the Company are described below:

Amendments to IFRS 2, Share-based Payment (“IFRS 2”)
On June 20, 2016, the IASB issued amendments to IFRS 2 clarifying how to account for certain types of share-based payment transactions. The amendments provide requirements on the accounting for: the effects of vesting and non-vesting conditions on the measurement of cash-settled share-based payments; share-based transactions with a net settlement feature for withholding tax obligations; and a modification to the terms and conditions of a share-based payment that changes the classification of a transaction from cash-settled to equity settled.

The amendments apply for annual periods beginning on or after January 1, 2018. As a practical simplification, the amendments can be applied prospectively. Retrospective, or early, application is permitted if information is available without the use of hindsight. The Company intends to adopt the amendments to IFRS 2 effective January 1, 2018 on a prospective basis. The Company has begun a preliminary assessment however, the Company is not able at this time to estimate reasonably the impact that the amendments will have on the financial statements.

IFRS 9 Financial Instruments (“IFRS 9”)
In November 2009, the IASB issued IFRS 9 as the first step in its project to replace IAS 39, Financial Instruments: Recognition and Measurement. On July 24, 2014 the IASB issued the complete IFRS 9. IFRS 9 retains but simplifies the mixed measurement model and establishes two primary measurement categories for financial assets: amortized cost and fair value. The basis of classification depends on an entity’s business model and the contractual cash flows of the financial asset.

Classification is made at the time the financial asset is initially recognized, namely when the entity becomes a party to the contractual provisions of the instrument.

IFRS 9 amends some of the requirements of IFRS 7, Financial Instruments: Disclosures, including added disclosures about investments in equity instruments measured at fair value in other comprehensive income, and guidance on the measurement of financial liabilities and de-recognition of financial instruments. The mandatory effective date of IFRS 9 is for annual periods beginning on or after January 1, 2018 with early adoption permitted, and must be applied retrospectively with some exemptions permitted.

The Company intends to adopt IFRS 9 effective January 1, 2018 on a prospective basis. The Company has begun a preliminary assessment however, the Company is not able at this time to estimate reasonably the impact that the amendments will have on the financial statements.

IFRS 15, Revenue from Contracts with Customers (“IFRS 15”)
On May 28, 2014, the IASB issued IFRS 15. The new standard is effective for annual periods beginning on or after January 1, 2018 with early adoption permitted. IFRS 15 will replace IAS 11 Construction Contracts, IAS 18 Revenue, IFRIC 13 Customer Loyalty Programmes, IFRIC 15 Agreements for the Construction of Real Estate, IFRIC 18 Transfer of Assets from Customers and SIC 31 Revenue – Barter Transactions Involving Advertising Services.

The standard contains a single model that applies to contracts with customers and two approaches to recognizing revenue: at a point in time or over time. The model features a contract-based five-step analysis of transactions to determine whether, how much and when revenue is recognized. New estimates and judgmental thresholds have also been introduced, which may affect the amount and/or timing of revenue recognized.

On April 12, 2016 the IASB issued Clarifications to IFRS 15, Revenue from Contracts with Customers, which is effective at the same time as IFRS 15. The clarifications to IFRS 15 provide additional guidance with respect to the five-step analysis, transition, and the application of the standard to licenses of intellectual property.

39

The Company intends to adopt IFRS 15 and the clarifications in its consolidated financial statements for the annual period beginning on January 1, 2018. The Company has completed qualitative and quantitative assessment and does not expect the adoption to have a material impact on the consolidated financial statements.

IFRS 16, Leases (“IFRS 16”)
On January 13, 2016, the IASB published a new standard, IFRS 16, Leases, eliminating the current dual accounting model for lessees, which distinguishes between on-balance sheet finance leases and off-balance sheet operating leases. Under the new standard, a lease becomes an on-balance sheet liability that attracts interest, together with a new right-of-use asset. In addition, lessees will recognize a front-loaded pattern of expense for most leases, even when cash rentals are constant. IFRS 16 is effective for annual periods beginning on or after January 1, 2019, with earlier adoption permitted. The Company has begun a preliminary assessment however, the Company is not able at this time to estimate reasonably the impact that the amendments will have on the financial statements..

Critical Accounting Estimates

The preparation of financial statements requires the Company to make estimates that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of management judgement relate to the determination of mineralized reserves, plant and equipment lives, estimating the fair values of financial instruments and derivatives, estimating the fair value of convertible debenture components, impairment of non-current assets, reclamation and rehabilitation provisions, recognition of deferred tax assets, and assumptions used in determining the fair value of non-cash share-based compensation.

See “Critical Accounting Estimates” in the Company’s annual MD&A for the year ended December 31, 2016 for a detailed discussion of the areas in which critical accounting estimates are made.

Controls and Procedures

Endeavour’s management, including the Chief Executive Officer and Chief Financial Officer, has evaluated the Company’s internal controls over financial reporting to determine whether any changes occurred during the period that have materially affected, or are reasonably likely to materially affect, the Company’s internal controls over financial reporting. During the six months ended June 30, 2017 there have been no changes that occurred that have materially affected, or are reasonably likely to materially affect, Endeavour’s internal controls over financial reporting.

40